Exhibit 99.2

genius

AI Treasury

The AGI Infinity Portfolio

Investing in our Exponential Future

AI

GENIUS GROUP • NYSE AMERICAN: GNS

WHITE PAPER

JUNE 2026

LETTER FROM THE CEO

Dear Shareholders,

In May 2026 our Board approved the launch of our Genius AI Treasury, with a plan to deploy up to US$100 million of initial capital as the first phase towards US$800 million invested across the next five years into the companies leading the birth of Artificial General Intelligence (AGI).

We are doing this because we believe AGI is the most consequential technology transition of our lifetimes, that the public markets do not yet have efficient ways to express that thesis, and that the next five years offer a once-in-a-generation IPO window in which we intend to participate meaningfully.

This white paper sets out our strategy in detail. The opening sections establish the founding vision of Genius Group, the exponential technology curve we believe is about to occur and are positioning to capture, the market forecasts from McKinsey, Goldman Sachs and Morgan Stanley that underpin the thesis, and the reasons we believe 2026 is the critical year one.

The central sections set out our dual-pillar treasury strategy, our five-year roadmap, and the Phase 1 deployment we have already begun executing. The closing sections explain our case for why we believe investors should own Genius Group common shares, and the governance, compliance and risk-management framework that supports our plan and ensures it meets regulatory criteria.

Three commitments anchor the document. First, every claim is sourced. You will find more than fifty primary references at the back of the paper. Second, we believe every number is justifiable. We have used analyst mid-points, not bull cases, and we have flagged every assumption that depends on third-party reporting rather than Company representation. Third, we disclose the risks. The catalogue at Section 10.3 is comprehensive and is intended to be read alongside the more detailed risk disclosures in our Form 20-F for the year ended December 31, 2025 as filed with the SEC on March 9, 2026 and other SEC filings.

I have spent my professional life building Genius Group around a single mission: to prepare humanity for a post-Singularity world by learning and teaching the ABCs of the Future: AI (our future workforce), Blockchain (our future economy) and Community (our human place in this future).

I firmly believe that the current dawn of AGI is the moment when this mission becomes exponentially more urgent and essential.

Our AI Treasury and AGI Infinity Portfolio is how we intend to participate in this critical moment as owners and active participants in the coming transformation.

Thank you for your continued support and partnership.

Roger James Hamilton

Founder & CEO,

Genius Group Limited

June 2026

Table of Contents

Section	Title	Page
	Letter from the CEO	1
	Executive Summary	3
	Safe Harbor Disclosure	6
1	Our Genius Group Vision	9
2	The Exponential Decade	14
3	Market: Five Convergent Exponentials	15
4	Why 2026 Is the Inflection Point	19
5	The Once-in-a-Generation IPO Window	20
6	The Dual-Treasury Strategy	22
7	Five-Year Roadmap 2026-2030	23
8	Phase 1: US$20 Million Deployment	24
9	Three-Phase Deployment of the First $100M	31
10	Governance, Compliance and Risk Management	33
11	Why Invest in Genius?	34
	Glossary of Terms	36
	Sources	37
	Investor Contacts	43

EXECUTIVE SUMMARY

The Genius AI Treasury in Summary

The next five years is expected to deliver unprecedented growth in advanced technologies, and what we believe may be the largest IPO calendar in history, anchored by SpaceX, Anthropic, OpenAI, Figure AI, Databricks.[1] Genius Group intends to build a $800 million five-year treasury, beginning with an initial $100 million to participate as an investor in this unique moment in history for the benefit of our shareholders.

The Opportunity

Five exponential markets are converging through 2030: AI ($4.4T, McKinsey)[2] compute infrastructure ($6.7T, McKinsey)[3], humanoid robotics ($5T, Goldman / Morgan Stanley)[4], space economy ($1.8T, WEF)[5] and semiconductors ($1.75T, IDC)[6]. The aggregate addressable market of these five markets is estimated at $11 trillion to $14 trillion by the end of the decade. The fourteen most consequential private companies leading that build-out are projected to list between 2026 and 2028, with combined IPO market capitalization forecast exceeding $3.5 trillion.[7].

Our Five-Year Roadmap

Over the next five years we are targeting deployment of up to $800 million to our AGI Infinity Portfolio, growing from up to $100 million in 2026 to up to $800 million by 2030. We will grow our AI Treasury without exceeding the 40% threshold ceiling for public companies holding securities, as set by the Investment Company Act of 1940, as amended. The remaining 60% of total assets we aim to scale through the growth of corporate assets and our Bitcoin Treasury, from $137 million at Year End 2026 to a targeted $2 billion by 2030:

Figure 1. Five-year balance-sheet roadmap, US$280M (2026) to US$2B (2030). Operating assets compound at +20%/yr from the $137M base; AGI Infinity Portfolio held at <=40% of total assets; BTC Treasury balances the remainder to the total-asset target. Portfolio share noted below each bar.

Phase 1 of our AGI Infinity Portfolio

Our Phase 1 has already commenced initial execution with our investments delivering exposure to Pre-IPO frontier AI companies. The first $20 million investment is targeted to be deployed in the coming months, with the first investments already being made in two funds with the illustrative proportion over the three funds shown in the chart below. As of June 3, 2026, investors in Genius Group already have beginning Pre-IPO exposure to SpaceX, Anthropic, OpenAI, and other private, Pre-IPO companies focused on the growth of the AI economy, as disclosed in our press release dated June 2, 2026.

The allocation of the first $20 million of the AGI Infinity Portfolio is targeted to being deployed across a series of select SEC-registered, publicly traded pre-IPO funds. The first three funds that have been selected include ARK Venture Fund, Destiny Tech100 and Fundrise Innovation Fund On the basis of the Company’s current deployment strategy (which remains subject to change based on circumstances) this will give the Company the following exposure from its initial $20 million:

Figure 2. Phase 1 look-through for illustrative purposes, showing $20M deployed across three Pre-IPO funds in the percentages shown. Named pre-IPO companies on the left; full $20M deployment on the right.

The Investment Case for GNS

While a retail investor seeking the same exposure to Genius Group’s investments may attempt to mirror the Company’s portfolio by investing in each fund or company that Genius discloses, investing directly in Genius delivers the combined benefit of an operating business combined with AI-powered analysis and ownership across the entire Post-AGI ecosystem. The result is the operating-company-plus-treasury template applied to AI. This is a similar structural advantage that has driven operating, asset-building public companies like Berkshire Hathaway, SoftBank and Strategy. Their respective asset building strategies and models are detailed in Section 1.4.

Governance and Risk

Our strategy is governed by a three-tier structure: Board-level approval of each phase envelopes and investment policy; CEO operational discretion within each approved phase; Audit Committee oversight of 40% Rule compliance, monthly look-through marks and quarterly external valuation. Risk factors are disclosed in full at Section 10.3 and in our SEC filings as described above. The forward-looking statements at the back of this paper apply to every section.

Executive Summary - Footnotes

1.	CNBC, ‘SpaceX confidentially files for IPO, setting stage for record offering’, April 2026. https://www.cnbc.com/2026/04/01/spacex-confidentially-files-for-ipo-setting-stage-for-record-offering.html

2.	McKinsey & Company, ‘The economic potential of generative AI: The next productivity frontier’ ($4.4 trillion annual value), June 2023. https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/the-economic-potential-of-generative-ai-the-next-productivity-frontier

3.	McKinsey & Company, ‘The cost of compute: A $7 trillion race to scale data centers’ ($6.7 trillion through 2030), April 2025. https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/the-cost-of-compute-a-7-trillion-dollar-race-to-scale-data-centers

4.	Morgan Stanley Research, ‘The Humanoid 100’ ($5 trillion humanoid robot market by 2050), February 2025. https://www.morganstanley.com/insights/articles/humanoid-robot-market-5x-bigger-than-auto-by-2050

5.	World Economic Forum, ‘Space: The $1.8 Trillion Opportunity for Global Economic Growth’, April 2024. https://www3.weforum.org/docs/WEF_Space_2024.pdf

6.	International Data Corporation, ‘Worldwide Semiconductor Market Forecast, 2024-2030’ ($1.75 trillion by 2030), September 2024. https://www.idc.com/getdoc.jsp?containerId=prUS52552724

7.	KPMG Private Enterprise, ‘Venture Pulse Q1 2026: Global trends and unicorn IPO pipeline’, April 2026. https://kpmg.com/xx/en/media/press-releases/2026/04/global-vc-investment-surges-to-record-330-9-billion-dollar-in-q1-26.html

Safe Harbor and Related Disclosures

The disclosures below apply to every section, table, footnote and chart in this White Paper and should be read in conjunction with the risk-factor disclosures in the Company’s most recent Annual Report on Form 20-F and other filings with the SEC as described above. We cannot warranty the accuracy of information in this White Paper or its completeness and have no obligation to update, nor can we warrant that this list is exhaustive. Do your own research and consult your own professionals before investing in this or any other vehicle.

Forward-Looking Statements

Statements made in this White Paper include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate, and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this White Paper should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Market and Industry Data

This White Paper contains industry, market and economic data, forecasts and estimates derived from third-party sources, including reports published by McKinsey & Company, Goldman Sachs, Morgan Stanley, the World Economic Forum, International Data Corporation (IDC), KPMG, PitchBook, Renaissance Capital, Reuters, Bloomberg, the Financial Times, CNBC and The Information, as well as research and commentary by independent analysts and industry participants. While the Company believes these sources to be reliable, it has not independently verified the underlying data, projections or assumptions, and makes no representation as to the accuracy or completeness of such information. Industry forecasts and market-sizing estimates are inherently uncertain, are based on assumptions that may prove incorrect, and are subject to change without notice. Actual market sizes, growth rates and adoption curves, and other data and analyses thereof may differ materially from those cited in this White Paper. No use of any third party data or information contained herein, all of which was derived from publicly available sources, has been independently verified or fact checked by the Company. You may not rely on the accuracy or completeness of such information, including but not limited to, all numerical data. The Company explicitly disclaims the accuracy of such information and does not make any warranties or representations as to its accuracy or completeness.

Analyst Estimates and IPO Forecasts

Forecast initial public offering (“IPO”) dates and valuation ranges for SpaceX, Anthropic, OpenAI, Figure AI, Databricks and other privately held companies referenced in this White Paper are taken from publicly available third-party media reporting and independent analyst commentary. None of these dates or valuation ranges constitutes a representation, projection or forecast by the Company, any of the issuers named, or their respective underwriters, advisers, directors, officers or affiliates. The companies referenced may delay or cancel a planned listing, may price outside the ranges cited (including materially below them), or may not list at all. The Company has no special knowledge of, and disclaims any responsibility for, the actual timing or pricing of any IPO.

Closed-End Fund Holdings, NAV and Look-Through Computations

References in this White Paper to the underlying holdings, net asset value (“NAV”), premium or discount to NAV, and look-through exposure of the ARK Venture Fund, Destiny Tech100 and Fundrise Innovation Fund, or any other closed-end or interval fund, are derived from each fund’s most recently available public filings (including Form N-Q, Form N-CSR, prospectuses, semi-annual and annual reports, and fund-sponsor disclosures), supplemented where appropriate by third-party fund-tracking services. These figures are as of the dates indicated and may not reflect subsequent changes to portfolio composition, NAV, market price or premium / discount. Look-through computations attribute the Company’s pro-rata share of a fund’s underlying positions based on the fund’s most recent disclosed weightings, are illustrative only, and should not be relied upon as a current statement of the Company’s economic exposure to any named private company.

No Offer of Securities; Not Investment Advice

This White Paper is for informational purposes only. It does not constitute, and shall not be construed as, an offer to sell, or the solicitation of an offer to buy, any securities of Genius Group Limited, of any closed-end fund or interval fund referenced, or of any privately held or publicly listed company referenced. Any offer of securities by the Company will be made solely by means of a prospectus, offering memorandum or other formal offering document filed or furnished with the United States Securities and Exchange Commission and applicable regulators. Nothing in this White Paper constitutes investment, legal, tax or accounting advice. Prospective and current investors should consult their own financial, legal and tax advisers before making any investment decision. Past performance, historical mark-ups, premium-to-NAV history and prior IPO outcomes referenced herein are not indicative of, and do not guarantee, future results.

Trademarks and Third-Party Names

SpaceX, Anthropic, OpenAI, Figure AI, Databricks, Stripe, Anduril, Shield AI, Perplexity, Neuralink, MicroStrategy, Strategy, SoftBank, Berkshire Hathaway, ARK Invest, Destiny XYZ, Fundrise, McKinsey & Company, Goldman Sachs, Morgan Stanley, the World Economic Forum, International Data Corporation, KPMG and all other trade names, product names, logos and trademarks referenced in this White Paper are the property of their respective owners. The use of any such name or mark is for identification and editorial purposes only and does not imply any affiliation with, endorsement by, sponsorship by, or investment by, any such third party in the Company or the AGI Infinity Portfolio, nor does it imply the Company’s affiliation with, endorsement by, sponsorship by, or investment in, any such third party except where expressly stated.

Currency, Rounding and Pro Forma Information

All dollar amounts in this White Paper are expressed in United States dollars (US$) unless otherwise indicated. Certain figures have been rounded for presentation purposes; totals may not foot precisely as a result. Pro forma allocations, deployment schedules, treasury-composition percentages, multi-year roadmap targets and look-through valuations are based on assumptions stated in the relevant sections of this White Paper, are illustrative, and are not a guarantee of future allocation, deployment, composition or valuation. Actual capital deployed in any phase may be lower than, higher than, or different in composition from, the amounts illustrated.

Risk Factors

The risk factors below related to our AI Treasury are not exhaustive. Investors and prospective investors are directed to the complete risk-factor disclosures of the Company contained in the Company’s most recent Annual Report on Form 20-F, together with subsequent Reports of a Foreign Private Issuer on Form 6-K, in each case as filed with the United States Securities and Exchange Commission and available on EDGAR at sec.gov and on the Company’s Investor Relations site. Investing in the Company’s securities involves a high degree of risk, including the risk of total loss of investment.

1. Concentration Risk

Allocating up to 40% of assets to a single strategy (AI-focused funds and direct holdings) creates significant concentration. Poor performance in AI or related sectors could materially harm the company’s overall financial results, asset values, and investor confidence. This lacks broad diversification and heightens vulnerability to sector-specific downturns.

2. Market and Volatility Risk (Especially AI Sector)

AI and tech stocks are highly volatile due to hype cycles, rapid innovation, competition, and sensitivity to macroeconomic factors (e.g., interest rates, inflation, or recessions). Public AI equities can experience sharp price swings; an “AI bubble” burst or slowdown in adoption could lead to substantial losses.

3. Liquidity Risk (Primarily from Pre-IPO Holdings)

Pre-IPO stocks are illiquid, with long holding periods, resale restrictions, lock-ups, and limited secondary markets. Funds may face redemption pressures or inability to exit positions quickly at favorable prices. This could force the company to sell other assets at inopportune times or impair its own liquidity.

4. Valuation Uncertainty and Fair Value Risk

Pre-IPO valuations rely on limited information, subjective models, and infrequent transactions—often leading to over- or under-valuation. Mark-to-market adjustments (required for public company reporting) could cause earnings volatility. Post-IPO performance may differ significantly from private valuations.

5. Risk of Total Loss or Business Failure

Early- or late-stage private companies (even pre-IPO) have high failure rates due to competition, execution risks, funding gaps, or inability to go public. Many pre-IPO investments can result in complete loss of capital.

6. Regulatory and Legal Risks

Numerous regulatory and legal risks may exist in the following areas:

●	AI-specific: Emerging regulations on AI ethics, data privacy, intellectual property, bias, or national security could impact portfolio companies’ operations and valuations.

●	Pre-IPO/fund: Compliance with private placement rules, insider trading restrictions, or fund manager regulations. Public company oversight (e.g., Sarbanes-Oxley, fiduciary duties) adds scrutiny to investment decisions.

●	Antitrust, export controls, or geopolitical issues in tech/AI.

7. Fund-Specific Risks (Counterparty and Manager Risk)

Reliance on third-party funds introduces risks from the fund managers’ performance, strategy changes, fees, conflicts of interest, or operational failures. The company has limited control over underlying holdings or exit timing.

8. Limited Transparency and Information Asymmetry

Pre-IPO companies provide less frequent or detailed financial disclosures than public firms. This hinders due diligence and increases reliance on potentially incomplete or optimistic information from fund managers.

9. Economic, Interest Rate, and Macro Risks

Tech/AI investments are sensitive to economic slowdowns, rising interest rates (increasing discount rates on future cash flows), or reduced venture funding availability, which could delay IPOs or lower valuations.

10. Operational and Cybersecurity Risks (AI-Related)

Portfolio companies may face risks from AI model failures, data breaches, intellectual property disputes, or heavy reliance on key talent/tech infrastructure. These could lead to reputational damage or financial losses propagating to the investing company.

11. Accounting, Reporting, and Investor Perception Risks

Significant unrealized gains/losses or impairments could cause earnings volatility, affecting stock price, debt covenants, or credit ratings. Investors may view the strategy as speculative, leading to higher cost of capital or valuation discounts for the public company.

12. Opportunity Cost and Opportunity/Execution Risk

Capital tied up in these investments may limit other uses (e.g., core business growth, dividends, or share repurchases). Poor selection or timing of investments could underperform broader markets.

For risks related to the Company’s previously announced Bitcoin treasury, together with all risks disclosed related to the Company’s operating businesses, please refer to our prior filings with the SEC including, but not limited to, on Form 20-F.

SECTION 1

Our Genius Group Vision

Genius Group is an AI-powered education company built on a singular conviction:

The rise of artificial general intelligence will be the most consequential transformation of human work and human learning since the industrial revolution, and the institutions that prepare humanity for that transition must themselves embody the technology they teach.

This section sets out where Genius Group began, what we are building, the five pillars of our operating and balance-sheet strategy, and why we believe Genius Group’s dual-treasury, the Genius AI Treasury and Bitcoin Treasury, is the ideal capital structure for an education company at this moment in history.

1.1 Where We Started, Our Founding Vision

The origins of Genius Group began in 2002 as Entrepreneurs Institute, founded by Roger James Hamilton. Entrepreneurs Institute grew as a privately-owned global entrepreneur education business built around Hamilton’s Entrepreneur Dynamics framework, which has since been used by more than five million entrepreneurs across 100 countries to map their personal profile to a corresponding business path. Entrepreneurs Institute merged with its sister hospitality company, Entrepreneur Resorts in 2019, forming Genius Group. In April 2022, Genius Group publicly listed on the NYSE American under the ticker GNS, delivering a full future-focused lifelong learning curriculum. We are the first Singapore-based education technology company listed in the USA.

From the outset our business was built on three commitments:

●	A commitment to lifelong learning: The dominant model of formal education through the twentieth century treated learning as a discrete phase that ended at graduation. The Genius Group view is that learning is a lifelong endeavor. Entrepreneurs, investors, executives and leaders in every area of income and impact need ongoing structures for self-awareness, self-mastery and self-expression as much (if not more) than any child.

●	A commitment to entrepreneurial agency: Genius Group’s curriculum has always emphasized that students must learn to create economic and social value, not just to pass examinations, to learn how to ‘create a job’ more than ‘get a job’, and how to ‘live their life’s work’ instead of ‘live their day’s work’.

●	A commitment to an integrated ecosystem: Physical campuses, online platforms, certifications and community gatherings should reinforce a single coherent learning journey and community that bridges into the human needs, values and dynamics of a post-Singularity, post-labor world, to prepare us for an exponential future.

These three commitments are the constitutional DNA of Genius Group today. They define the structure of our operating businesses described in Section 1.3 (Genius School, Genius Academy, Genius Resorts and Genius City) and they define the rationale for the strategic balance-sheet decisions described in Section 6 (the dual-pillar treasury).

They also define the answer to the question, central to this entire white paper, of why an education company would adopt a treasury strategy of the structure and magnitude we are about to describe. A lifelong, entrepreneurial, integrated learning community needs a long-duration reserve asset designed for a post-Singularity world; a long-duration reserve asset needs a structure that compounds across cycles; and the structure of the AGI Infinity Portfolio is built to match the multi-decade horizon of the first AI-powered generation, the Genius Generation.

1.2 Preparing Humanity for a Post-Singularity World

Genius Group’s mission today is to prepare humanity for the post-Singularity world. We define the ‘Singularity’ as the moment at which machine intelligence equals or surpasses human intelligence across substantively all cognitive tasks, after which the rate of subsequent change accelerates beyond what humans can readily predict or plan for.

We are not making a single dated forecast of when that moment arrives; we are observing that the most credible voices in the field, Elon Musk, Sam Altman, Dario Amodei, Demis Hassabis, Leopold Aschenbrenner, all now treat the question as one of years rather than decades, and we are positioning the Company accordingly.

“It is possible that we will have superintelligence in a few thousand days. It may take longer, but I am confident we’ll get there.

- Sam Altman, CEO OpenAI, “The Intelligence Age”, September 2024 [1]

“I think powerful AI could arrive as early as 2026. By powerful AI I mean a model smarter than a Nobel Prize winner across most fields, that can prove unsolved mathematical theorems, write novels at the quality of Booker Prize winners, and do all of this at thousands of times the speed of humans.”

- Dario Amodei, CEO Anthropic, “Machines of Loving Grace”, October 2024 [2]

“We are getting closer to AGI. I think this decade is when we will see it. The next few years are going to be extremely consequential, not just for technology but for humanity.”

- Demis Hassabis, CEO Google DeepMind, Nature / TIME 100 interviews, 2024-2025 [3]

“Digital superintelligence will likely arrive in 2026, and almost certainly by 2027 or 2028. AI will be smarter than the smartest human by the end of the decade.”

- Elon Musk, founder xAI / Tesla / SpaceX, 2024-2025 [4]

“It is strikingly plausible that by 2027, models will be able to do the work of an AI researcher or engineer. That is, we will be able to automate AI research itself. This kicks off the intelligence explosion.”

- Leopold Aschenbrenner, former OpenAI superalignment team, “Situational Awareness: The Decade Ahead”, June 2024 [5]

The implications for education are profound. The World Economic Forum’s Future of Jobs Report 2025 (what we believe to be the largest employer survey of its kind, covering 1,000+ employers and 14 million workers across 55 economies) forecasts that 39% of workers’ core skills will change by 2030, 170 million new roles will be created and 92 million displaced (a net +78 million jobs), and that AI literacy now ranks among the top five most-valued skills by employers globally. [6]

McKinsey’s research, in parallel, finds that current generative-AI capabilities have the theoretical potential to automate work activities that today occupy 60-70% of employees’ time.[7] In a world where 39% of professional skills will reset in five years and where the majority of cognitive work is at least partially automatable, the received twentieth-century education model (credentialing for a fixed career) is fundamentally inadequate. The model that succeeds it is lifelong, AI-powered and entrepreneurial. This is the model Genius Group is building.

The Genius Group curriculum is built around what we call the ‘Future ABCs’: AI (the future digital workforce), Blockchain (the future digital economy) and Community (humanity’s place in this new world). The Future ABCs are the structural framework around which Genius School’s curriculum, Genius Academy’s adult-learner certifications, and Genius Resorts’ in-person retreats and accelerators are now organised. The same framework, translated into investment terms, also frames the AGI Infinity Portfolio. We invest in the companies that are building the AI, the Blockchain and the Community infrastructure of the post-Singularity world.

1.3 The Five Pillars of Genius Group

Genius Group today is organized around five operating and balance-sheet pillars. The first three are the operating businesses through which we serve learners. The fourth is the regulated digital-banking layer in which we hold our investment in Jewel Bank. The fifth is the strategic treasury allocation that comprises the Bitcoin Treasury (adopted November 2024) and the new Genius AI Treasury (adopted May 2026). The five pillars are interdependent. Each amplifies the others.

Pillar	What it is	Role within Genius Group
Genius School	Primary and secondary education delivered through a global network of physical and online schools.	Builds the next generation of AI-native learners; principal recurring-revenue engine.
Genius Academy	Adult education delivered through certifications and courses to reskill in AI, entrepreneurship and investing.	Reskills and upskills working professionals; principal community and brand engine.
Genius Resorts & Genius City	Physical learning campuses including Genius City Nuanu in Bali and Genius Resorts and Genius Cities globally.	Anchors learning communities in physical destination experiences; third recurring-revenue engine.
Jewel Bank	9.9% strategic stake in Bermuda’s only dual-licensed digital bank (banking + digital banking licenses).	Regulated layer for stablecoin (JUSD), settlement, banking-as-a-service and the GEMs token ecosystem.
Treasury (AI & BitcoinI)	Genius AI Treasury / AGI Infinity Portfolio (adopted May 2026) and Bitcoin Treasury (adopted Nov 2024).	Long-duration strategic reserve compounding through two structurally independent cycles.

Three observations about how these five pillars interconnect:

●	Our three operating pillars (School, Academy, Resorts & City) generate the cash flow that, alongside the Company’s existing funding facilities, funds the treasury accumulation described in Section 7’s five-year roadmap. The treasury is not a substitute for operating cash flow. It is the asset that operating cash flow compounds into.

●	Our digital bank pillar (Jewel Bank) provides the regulated rail through which the Company’s stablecoin, settlement and tokenized-loyalty programs will be delivered, converting the treasury from a passive store of value into an active distribution platform.

●	Our dual-treasury pillar (AI Treasury, Bitcoin Treasury) contain two structurally independent components: the AGI Infinity Portfolio (a diversified set of private and public equities in the frontier-technology stack) and Bitcoin (a fungible, digital, supply-constrained reserve asset). The two-pillar treasury is the subject of Section 6 of this white paper where the structural argument for building both is set out in detail.

1.4 Why a Treasury Strategy at All?

The decision to operate a dual-pillar treasury comprising Bitcoin and our recently initiated up to US$100 million-phase 1 AGI Infinity Portfolio, is the choice that most distinguishes Genius Group from the broader education-technology cohort. Most listed education businesses operate with conventional treasury policies: cash, money-market funds, short-duration U.S. Treasury instruments. We have taken a different view, and the intellectual heritage for that view draws on three distinct but compatible frameworks.

The SoftBank Future Fund Model

The first framework is the SoftBank Group most clearly stated in Masayoshi Son’s 2025 Annual Letter on ‘mission capital’.[8] He defines mission capital as capital deployed into the strategic assets that will define the next era of value creation, held inside an operating company chassis rather than in a standalone fund structure.

Son’s stated objective for SoftBank is to capture at least 5% of the global GDP profit pool that the era of artificial superintelligence will generate, and the structural mechanism by which he intends to do that is to hold tens of billions of dollars of frontier-technology equity on the SoftBank Group balance sheet rather than in a separately marketed fund. The AGI Infinity Portfolio is an application of the Son framework at a scale that Genius Group believes it can deliver.

The Strategy Bitcoin Treasury Model

The second framework is Michael Saylor’s articulation of Bitcoin as a strategic-reserve asset. Saylor’s argument, developed across more than five years of Strategy Inc. shareholder communications beginning with the August 2020 announcement of Strategy’s first US$250 million Bitcoin purchase,[9] is that fiat cash held as a primary treasury reserve does not preserve purchasing power over multi-year horizons. It actively erodes it through monetary debasement.

A credibly scarce, permissionless, hard-money digital asset, by contrast, presents a reserve that mathematically rewards long-duration holders. Genius Group’s Board adopted the Saylor framework in November 2024 when it approved the Bitcoin Treasury Reserve Strategy.

The Berkshire Hathaway Industrial Growth Model

The third framework is Warren Buffett’s articulation of the insurance ‘float’ model at Berkshire Hathaway, applied to the growth of the industrial revolution. Berkshire’s primary capital advantage over six decades has been the ability of its insurance operations to generate long-duration float, premium revenue paid today against claims that will not be paid for many years, and the firm’s ability to invest that float in long-duration equity positions over the same horizon.

A lifelong education company has analogous long-duration characteristics: our customer relationships span ten, fifteen and twenty years; our brand assets compound across decades; and the value we deliver to learners is fundamentally a long-duration value. A long-duration business should be reserved in long-duration assets, particular during such a fast moving, uncertain future of certain change.

Each framework addresses a distinct treasury solution. Each has a long-term horizon based on the fundamental macro-economic shift in how old value is being eroded and new value is being created. The Genius Group treasury strategy applies elements of all three.

Footnotes

1.	Sam Altman, ‘The Intelligence Age’, September 2024. https://ia.samaltman.com/

2.	Dario Amodei, ‘Machines of Loving Grace’, October 2024. https://www.darioamodei.com/essay/machines-of-loving-grace

3.	Demis Hassabis, interview, ‘AGI is coming - and it could change everything’, TIME, April 2025. https://time.com/7277608/demis-hassabis-interview-time100-2025/

4.	Elon Musk, public statements on AGI / xAI / Tesla / SpaceX timelines, 2024-2025 (Reuters reporting compilation). https://www.reuters.com/technology/musk-predicts-ai-will-be-smarter-than-any-human-by-next-year-2024-04-08/

5.	Leopold Aschenbrenner, ‘Situational Awareness: The Decade Ahead’, June 2024. https://situational-awareness.ai/

6.	World Economic Forum, ‘Future of Jobs Report 2025’, January 2025. https://www.weforum.org/publications/the-future-of-jobs-report-2025/

7.	McKinsey & Company, ‘The economic potential of generative AI: The next productivity frontier’, June 2023. https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/the-economic-potential-of-generative-ai-the-next-productivity-frontier

8.	Masayoshi Son, ‘CEO Message’ and SoftBank Group Annual Report 2025. https://group.softbank/en/ir/financials/annual_reports

9.	Strategy Inc. (formerly MicroStrategy), Investor Relations - Events & Presentations. https://www.strategy.com/investor-relations

10.

SECTION 2

The Exponential Decade

Every century in the last three has had its inflection point: 1769 (Watt’s steam engine), 1880 (electrification), 1971 (the microprocessor), and now 2026. This section sets out why we believe the AGI build-out is the next entry on that list, why the build-out compounds five exponential curves simultaneously, and why the next decade will produce more economic value than the last century.

2.1 The Industrial Revolution Parallel

The industrial revolution began with a single invention (the steam engine, 1769), produced a single dominant industry within fifteen years (textiles), and then required in the range of eighty years to spread across every other sector of the economy. Electrification followed the same pattern beginning in 1880, generated thirty years of capex compounding, and then required a generation to find its productivity payoff. The microprocessor, invented in 1971, took until 2007 (the iPhone) to begin delivering its maximum productivity dividend in consumer markets.

Each of these inflection points shared three characteristics. First, a single foundational technology (steam, electricity, the transistor) capable of being repurposed across every industry. Second, a capex cycle that built the supporting infrastructure (railways, power grids, datacenters) at an unprecedented scale. Third, a generation of capital deployment that converted technological capability into productivity, which in turn converted productivity into wealth creation across the economy.

We believe that AGI is the fourth such inflection point. The foundational technology is general-capability neural networks. The capex cycle is the global data-center build-out, projected by McKinsey to total US$6.7 trillion between 2025 and 2030.[1] The capital deployment cycle is the venture and IPO market that funds the foundational labs (Anthropic, OpenAI, xAI), the application layer (Figure AI, Anduril, Shield AI), the compute layer (CoreWeave, Nebius), and the supporting infrastructure (NVIDIA, Broadcom, TSM, ASML). The super-cycle has begun. We are positioning Genius Group to participate in it as a long-duration owner.

2.2 Aschenbrenner’s OOMs Framework

Leopold Aschenbrenner, formerly of the OpenAI superalignment team, set out the cleanest analytical framework for the AGI transition in his June 2024 essay ‘Situational Awareness: The Decade Ahead’.[2] His framework is built around orders of magnitude (OOMs) of compute, with the empirical observation that each OOM of compute applied to neural-network training has produced approximately one level of capability advance.

From GPT-2 (2019) to GPT-4 (2023) was approximately 4 OOMs of compute, taking model capability from ‘preschooler’ to ‘smart high-schooler’. From GPT-4 (2023) to GPT-5 / Claude 4 / Gemini 3 (2026) is approximately 2-3 OOMs more, taking capability to ‘capable graduate’. From 2026 to 2028 is the projection of another 2-3 OOMs, taking capability to ‘expert’ across substantively all cognitive domains. That is the AGI moment, and on Aschenbrenner’s analysis it is positioned to arrive inside the deployment window of the AGI Infinity Portfolio.

Figure 3. Aggregate hyperscaler and lab AI capex, 2022 to 2027F (McKinsey).

The capex cycle that delivers those OOMs has already begun. Hyperscaler AI capex grew from $40 billion in 2022 to a projected $480 billion in 2027F.[16] KPMG’s Venture Pulse Q1 2026 reported $330.9 billion of global venture-capital deployment in a single quarter, 81% of which was directed to AI.[3] The capital is already on the field. The companies that absorb it are the companies the AGI Infinity Portfolio targets.

2.3 Why We Believe We Are Early

Five signals tell us we are at the beginning of the growth curve:

●	Signal 1, capex still climbing: Goldman Sachs, Morgan Stanley and McKinsey all project that aggregate AI capex will rise by another 2-3x from current levels through 2028.[4] Capex peaks in industrial cycles typically precede revenue peaks by two to three years; we are still on the upward leg.

●	Signal 2, IPO calendar opening: The largest IPO calendar since 1999 is in front of us,. SpaceX has guided to a 2026 H2 listing. Anthropic and OpenAI are positioned for 2027 H1. Figure AI, Databricks, Anduril and others follow.[5]

●	Signal 3, secondary-market closure: On 12-13 May 2026, both Anthropic and OpenAI closed their secondary tender programs and announced suspension of further private-secondary liquidity.[6] This is the textbook signal of late-stage private companies preparing to list. The window for institutional pre-IPO entry is closing.

●	Signal 4, retail demand surge: Various Pre-IPO funds have been in high demand in Q1 2026.[7] Demand has grown dramatically for AI related funds and company stocks.

●	Signal 5, treasury templates emerging: Strategy validated the operating-company-plus-treasury template for Bitcoin between 2020 and 2025. The first replicators for the AI-treasury template are now appearing: We believe Genius Group is the first.

Footnotes

1.	McKinsey & Company, ‘The cost of compute: A $7 trillion race to scale data centers’ ($6.7T projection 2025-2030), April 2025. https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/the-cost-of-compute-a-7-trillion-dollar-race-to-scale-data-centers

2.	Leopold Aschenbrenner, ‘Situational Awareness: The Decade Ahead’ (orders-of-magnitude framework), June 2024. https://situational-awareness.ai/

3.	KPMG Private Enterprise, ‘Venture Pulse Q1 2026’ ($330.9B Q1 global VC; AI capex trajectory commentary), April 2026. https://kpmg.com/xx/en/media/press-releases/2026/04/global-vc-investment-surges-to-record-330-9-billion-dollar-in-q1-26.html

4.	Morgan Stanley Research, ‘AI Infrastructure: $500B-plus annual capex by 2028’, 2025. https://www.morganstanley.com/insights/articles/ai-infrastructure-investing

5.	CNBC, ‘SpaceX confidentially files for IPO, setting stage for record offering’, April 2026. https://www.cnbc.com/2026/04/01/spacex-confidentially-files-for-ipo-setting-stage-for-record-offering.html

6.	Axios, ‘Anthropic raises alarm over secondary share sales’ (Anthropic / OpenAI invalidate unauthorized secondary transfers), 13 May 2026. https://www.axios.com/2026/05/13/anthropic-alarm-secondary-shares

7.	KPMG Private Enterprise, ‘Venture Pulse Q1 2026: Global VC investment surges to record $330.9 billion’, April 2026. https://kpmg.com/xx/en/media/press-releases/2026/04/global-vc-investment-surges-to-record-330-9-billion-dollar-in-q1-26.html

SECTION 3

Market: Five Convergent Exponentials

This section sets out the forecast size of the market. Five exponential markets related to the dawn of AGI are converging through the next decade. The aggregate addressable market through 2030 is estimated at $11 trillion to $14 trillion.

Figure 4. Forecast 2030 market size by exponential layer. Semis $1.75T (IDC), Space $1.8T (WEF), AI $4.4T (McKinsey), Humanoid $5.0T (Goldman), Compute $6.7T (McKinsey). Combined $11T-$14T addressable market.

3.1 Semiconductors, $1.75T (IDC)

IDC’s most recent semiconductor industry forecast[1] puts global revenue at $1.75 trillion by 2030. NVIDIA, TSMC, ASML, AVGO, AMD, Broadcom and the supporting foundry / EUV ecosystem are the foundational silicon layer underneath every other exponential. Without this layer, none of the other four work. This sector has experienced significant growth in the last 12 months.

3.2 Space Economy, $1.8T (WEF)

The World Economic Forum’s 2024 space-economy report[2] estimates the space sector at $1.8 trillion by 2035, up from $630 billion in 2023. We believe that SpaceX is the largest single private contributor to this market via Starlink (operating revenue) and Starship (cost per kilogram to orbit reduction). The space economy interacts with the AI economy at multiple points: satellite-served edge inference, in-orbit data processing, planetary-scale earth observation feeding into ML models. These are not separate sectors. They are layers of the same compounding stack.

3.3 AI Software and Services, $4.4T (McKinsey)

McKinsey’s most-cited estimate of the productivity uplift from generative AI is $2.6 to $4.4 trillion in annual value, accruing across 63 distinct enterprise use-cases.[3] The $4.4 trillion figure is the upper bound and the number we cite throughout this paper. The number is large not because of any single application, it is large because generative AI is general-purpose: it improves every cognitive-work workflow across every industry.

3.4 Humanoid Robotics, $5T by 2050 (Goldman Sachs / Morgan Stanley)

Goldman Sachs’ 2024 humanoid market sizing puts the addressable market at $38 billion by 2035 and approximately $5 trillion by 2050.[4] Morgan Stanley’s parallel analysis is broadly consistent. The thesis depends on a confluence of (a) general-capability vision-language-action models (Figure-02, Tesla Optimus, 1X Neo), (b) cost-of-actuator declines, and (c) industrial-scale manufacturing. We do not depend on the highest forecasts. Even a 10% probability-weighted version of the $5T mid-case implies a market larger than passenger automotive.

3.5 Compute Infrastructure, $6.7T (McKinsey)

The compute layer that supports the AI software layer is the largest and most capital-intensive piece of the build-out. McKinsey’s April 2025 report[5] estimates the world will need to invest US$6.7 trillion in datacenter capacity between 2025 and 2030 to meet AI compute demand. This figure includes the power infrastructure, the cooling, the buildings, the networking and the chips that go inside them. It is the largest capex cycle in industrial history measured in real dollars.

3.6 The Aggregate Picture, $11-14 Trillion

Adding the five layers gives an aggregate addressable market of approximately $11 trillion (mid-case) to $14 trillion (upper-case) by 2030. To put that number in context: $11-14 trillion is approximately one-tenth of forecast 2030 global GDP.

These five exponentials are arriving in sequence. Semiconductors and compute infrastructure are the funded layer today, where the capex is already flowing and the public-market beneficiaries are already trading at scale. AI software is the inflection layer of 2026-2028, where the frontier labs move from late-stage private to publicly-listed companies. Space is the staged-deployment layer and Humanoid robotics is the final-phase layer, where commercial scale is positioned to arrive between 2028 and 2035.

The AGI Infinity Portfolio’s phasing maps directly onto these curves. Phase 1 (2026) concentrates in the pre-IPO AI hyperscalers. In phases 2 and 3 (late-2026 to mid-2027) we plan to add the public compute and semiconductor stack to capture the capex layer at scale. In phases 4 and 5 (2027-2028) we plan to transition from pre-IPO to post-IPO public ownership. In phases 6 and 7 (2028-2030) we plan to build our positions in humanoid robotics. The result, by 2030, is an AI Treasury that holds equity across all five exponential layers.

Footnotes

1.	International Data Corporation, ‘Worldwide Semiconductor Market Forecast, 2024-2030’ ($1.75T by 2030), September 2024. https://www.idc.com/getdoc.jsp?containerId=prUS52552724

2.	World Economic Forum, ‘Space: The $1.8 Trillion Opportunity for Global Economic Growth’, April 2024. https://www3.weforum.org/docs/WEF_Space_2024.pdf

3.	McKinsey & Company, ‘The economic potential of generative AI’ ($4.4T annual value), June 2023. https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/the-economic-potential-of-generative-ai-the-next-productivity-frontier

4.	Goldman Sachs Research, ‘Humanoid Robot: The AI Accelerant’ ($38B by 2035, $5T by 2050), February 2024. https://www.goldmansachs.com/insights/articles/the-global-market-for-robots-could-reach-38-billion-by-2035

5.	McKinsey & Company, ‘The cost of compute: A $7 trillion race to scale data centers’ ($6.7T to 2030), April 2025. https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/the-cost-of-compute-a-7-trillion-dollar-race-to-scale-data-centers

SECTION 4

Why 2026 Is the Inflection Point

Section 2 established that we are in the early phase of the AGI cycle. Section 3 established the size of the market. This section explains why 2026 is the year we believe we will see the birth of AI Treasury Companies, of which we believe Genius Group is the first, to commit institutional capital.

4.1 Unprecedented Growth Rate of Frontier AI Labs

The leading frontier AI labs are growing at rates not previously seen in enterprise software. Anthropic moved from $87 million annualized revenue in January 2024 to $30 billion by April 2026, a roughly 345x expansion in 28 months. Anthropic’s CEO Dario Amodei publicly acknowledged that the trajectory had outpaced internal forecasts by a factor of eight. By comparison, Salesforce took approximately twenty years to reach $30 billion in annual revenue. Anthropic did it from a standing start in under three years.[1]

OpenAI is on a parallel curve. ARR moved from $2 billion (2023) to $6 billion (2024) to $20 billion (year-end 2025) to approximately $25 billion (Feb 2026), with monthly revenue passing $2 billion per month by April 2026. xAI, Mistral and Cohere sit one to two zeros behind, growing at comparable percentage rates from smaller bases.[2]

4.2 The Q1 2026 Capital Flood and the Retail Access Gate

KPMG’s Venture Pulse Q1 2026 reported $330.9 billion of global venture capital deployed in a single quarter, the largest quarter ever recorded, of which 81% was directed to AI. That single quarter exceeded the entire 2023 full-year global venture deployment. [3] Behind the institutional wave sits an unprecedented wave of retail demand for the same names. The principal direct-secondary marketplaces (Hiive, EquityZen, Forge Global) all restrict purchasers to accredited investors under the Securities Act of 1933, gating retail buyers out of the largest private companies. The premiums currently paid by retail buyers on the only retail-accessible vehicles, the closed-end interval funds are the clearest market signal that demand for AI exposure substantially exceeds available supply.

4.3 The May 2026 Secondary Shutdown

On 12-13 May 2026 Anthropic and OpenAI jointly closed their employee secondary tender programs and invalidated unauthorized SPV, forward and tokenized exposure across at least eight third-party vehicles, including Open Doors Partners, Unicorns Exchange, Pachamama Capital, Lionheart Ventures, Sydecar, Upmarket, and new offerings on Hiive and Forge Global. Tokenized exposure to both names traded down 30 to 40 percent in the following twenty-four hours. [4] The institutional pre-IPO window for these companies is now substantially closed in advance of the listings. Section 8 sets out how Genius Group is entering through the registered closed-end fund channel that occurred ahead of this closure.⁵

Footnotes

1.	Sacra Research, ‘Anthropic revenue, valuation and funding history’ (ARR trajectory from $87M to $7B+). https://sacra.com/c/anthropic/

2.	Sacra Research, ‘OpenAI revenue, valuation and funding history’ (run-rate trajectory). https://sacra.com/c/openai/

3.	KPMG Private Enterprise, ‘Venture Pulse Q1 2026: Global VC investment surges to record $330.9 billion’, April 2026. https://kpmg.com/xx/en/media/press-releases/2026/04/global-vc-investment-surges-to-record-330-9-billion-dollar-in-q1-26.html

4.	Axios, ‘Anthropic raises alarm over secondary share sales’ (Anthropic / OpenAI invalidate unauthorized secondary transfers), 13 May 2026. https://www.axios.com/2026/05/13/anthropic-alarm-secondary-shares

SECTION 5

The Once-in-a-Generation IPO Window

The 2026-2028 window is positioned to be the most consequential IPO catalyst calendar of the post-2000 era. SpaceX, OpenAI, Anthropic, Figure AI and Databricks are each forecast to list within thirty months. A second wave may follow in 2027. A third wave may follow in 2028.

Across the three potential listing windows below, the named candidate companies represent the largest potential primary-market liquidity event of the post-2000 era. Specific timing, valuation and listing venue for each company are NOT within the Company’s control, are subject to market conditions and regulatory review, and any one or more of these listings may be delayed, repriced, restructured or may not occur at all. The Company does not endorse, and is not affiliated with, any of the issuers named in this Section.

The cycle thesis of the Company’s AI Treasury does not depend on every IPO occurring on its forecast date. It depends on the cumulative anticipation that the combination of pre-IPO companies and public listed companies within the five exponential markets the Company has identified that it believes will increase in value over time.

Three risk-disclosures, among others, attach to these projections. First, the forecast IPO valuation ranges are third-party analyst and media estimates, not Company representations. Second, IPO timing is uncertain, any of the named listings can slip into 2028 or 2029. Third, IPO pricing can fall outside the forecast ranges, including materially below them in adverse market conditions. Section 10.3 of this white paper sets out the full risk-factor framework.

The Company makes no representation as to the valuation, performance, or risk of any named issuer. Investors should not rely on the cumulative weight of the candidate list and should be aware that the value of the AGI Infinity Portfolio could be materially adversely affected if one or more of the listings does not occur, is delayed, or prices below current analyst marks.

This section provides an illustrative and highly speculative overview of all potential IPOs that have been reported to be considering IPOs in the coming three years, together with the speculative target period for each IPO, linked to the reporting source.

5.1 2026 Listing Window: Three Major Candidates

●	SpaceX. Aerospace manufacturer and launch services provider (Falcon, Starship); operator of the Starlink satellite-broadband constellation. Confidentially filed S-1 with the SEC in April 2026, targeting a record offering.[1]

●	OpenAI. Frontier AI lab; creators of ChatGPT and the GPT family of large language models. Reported to be in the process of confidentially filing S-1 with the SEC, targeting a Q4 2026 listing at a valuation between US$852 billion and US$1 trillion.[2]

●	Anthropic. Frontier AI lab; Confidentially filed S-1 with the SEC on 1 June 2026 following a US$65 billion Series H at a US$965 billion valuation; reported to potentially price an IPO between October and November 2026 at US$1.10-1.25 trillion fully diluted.[3]

5.2 2026 - 2027 Listing Window: Four Analyst-Predicted Candidates

●	Databricks. Enterprise data and AI platform for training and deploying machine-learning models at scale. Closed a US$4 billion Series L at a US$134 billion pre-money valuation in December 2025; analyst consensus forecast the confidential S-1 filing in Q3 2026 and a public listing in Q4 2026 or early 2027.[4]

●	Anduril. Defence technology company building autonomous systems, sensors and AI-enabled command software (Lattice OS) for the U.S. military and allied forces. Closed a US$5 billion Series H at a US$61 billion valuation in May 2026; CEO Palmer Luckey has publicly indicated a 2026 or 2027 listing window contingent on Arsenal-1 production at scale.[5]

●	Ramp. Corporate-spend management and fintech platform offering cards, bill pay and accounting automation for small and mid-market businesses. In talks in May 2026 to raise at a US$40 billion-plus valuation; company has told investors it intends to be IPO-ready by year-end 2026.[6]

●	Shield AI. Defence AI company building autonomous flight software (Hivemind AI pilot) for unmanned aircraft and swarming drone operations. Series G closed at US$12.7 billion valuation; analyst predictions place the IPO filing window at mid-2027.[7]

5.3 2027-2028 Listing Window: Two Analyst-Predicted Candidates

●	Perplexity. AI-native search and answer engine; combines large language models with real-time web retrieval for conversational research. CEO Aravind Srinivas stated in March 2025 that there are no IPO plans before 2028; investor pressure and a US$14 billion valuation are being widely cited by analysts as pulling the window forward to 2027.[8]

●	Figure AI. Humanoid robotics developer building general-purpose bipedal robots for industrial and commercial labour applications. Closed a US$1 billion-plus Series C in September 2025 at a US$39 billion post-money valuation; the analyst consensus listing window is 2027 to 2028, contingent on Figure 03 production scaling past tens of thousands of units annually.[9]

Footnotes

1.	CNBC, ‘SpaceX confidentially files for IPO, setting stage for record offering’, 1 April 2026. https://www.cnbc.com/2026/04/01/spacex-confidentially-files-for-ipo-setting-stage-for-record-offering.html

2.	CNBC, ‘OpenAI to confidentially file for IPO as soon as Friday: Source’, 20 May 2026. https://www.cnbc.com/2026/05/20/openai-ipo-filing.html

3.	Fortune, ‘Anthropic confidentially files for IPO after raising $65 billion at a $965 billion valuation’, 1 June 2026. https://fortune.com/2026/06/01/anthropic-confidentially-files-ipo-965-billion-valuation/

4.	Allied Venture Partners, ‘Databricks IPO 2026: Valuation, Date & Investor Guide’ (analyst timeline for S-1 filing window and public listing), 2026. https://www.allied.vc/articles/databricks-ipo-expectations-key-dates-valuation-risks

5.	CNBC, ‘Anduril doubles valuation to over $60 billion as defense tech funding boom continues’, 13 May 2026. https://www.cnbc.com/2026/05/13/anduril-valuation-defense-tech-funding-boom.html

6.	TechCrunch, ‘Ramp in talks to hit $40B valuation, 6 months after reaching $32B’, 7 May 2026. https://techcrunch.com/2026/05/07/ramp-in-talks-to-hit-40b-valuation-6-months-after-reaching-32b/

7.	IPO Club, ‘Shield AI’s Path to a $24 Billion Valuation’ (analyst-predicted mid-2027 filing), 2026. https://www.ipo.club/blog/shield-ai-24-billion-valuation

8.	Tech Funding News, ‘$500M at $14B valuation: Is Perplexity nearing an IPO?’ (analyst discussion of 2027-2028 IPO window), 2026. https://techfundingnews.com/500m-at-14b-valuation-is-perplexity-nearing-an-ipo/

9.	IPO Club, ‘Figure AI’s $39.5 Billion Valuation: A Game-Changer in Humanoid Robotics?’ (initiation of coverage; 2027-2028 listing window analysis), 2026. https://www.ipo.club/blog/figure-ai-initiation-of-coverage

SECTION 6

The Dual-Treasury Strategy

Genius Group operates two structurally independent treasuries in our dual-treasury strategy: Our Genius AI Treasury (adopted May 2026) and Bitcoin Treasury (adopted November 2024). Together they express the full thesis of this paper: Intelligence abundance plus digital scarcity.

6.1 Genius AI Treasury (May 2026)

Genius Group’s Board approved the Genius AI Treasury in May 2026, with an initial deployment of up to $100 million and a five-year roadmap totalling up to $800 million. Where Bitcoin is the monetary reserve, the AI Treasury is the growth engine: a diversified pre-IPO and IPO-primary exposure to the companies leading the AGI build-out.

Our two Treasuries reinforce each other. Bitcoin is countercyclical to fiat debasement; the AI Treasury is procyclical to the productivity gains of intelligence at scale. Held together they express the full thesis of our time: monetary scarcity plus intelligence abundance.

6.2 Bitcoin Treasury (November 2024)

We believe Bitcoin is the only scarce, permissionless, hard-money digital asset in the world. With a fixed supply of 21 million coins, an issuance schedule that halves every four years, and no possibility of unilateral monetary debasement, it is the closest thing to mathematical gold the modern financial system has produced.

Our Bitcoin Treasury is sized to scale across the four-year halving cycle. The next halving (April 2028) reduces block reward from 3.125 BTC to 1.5625 BTC, a supply shock that has historically produced a price peak 12-18 months later. The Bitcoin allocation is patient capital across this cycle, and we plan to recommence Bitcoin purchases at the end of 2026, after the anticipated low according to the four-year cycle. This coincides with the scaling of our AI Treasury.

Figure 5. Bitcoin halving cycle 2012-2028. Each cycle has historically produced a price peak 12-18 mths post-halving.

SECTION 7

Five-Year Roadmap 2026-2030

This section sets out the year-by-year deployment of the AGI Infinity Portfolio across the full five-year envelope, from $100 million in 2026 to $800 million by 2030, with total assets targeted to grow from $280M in 2026 to $2 billion by 2030, comprising three reinforcing components: operating businesses, AGI Infinity Portfolio held at less than 40% of total assets (per the Investment Company Act of 1940) and BTC Treasury (balancing the total asset target).

Figure 6. Five-year balance-sheet roadmap. Operating assets compound at +20%/yr; AGI Infinity Portfolio capped at <=40% of total assets; BTC Treasury balances the remainder.

7.1 Year-by-Year Phasing

Each year leans into a different layer of the build-out, reflecting where each exponential sits on its own maturity curve.

2026: AI-software inflection, AGI Portfolio target up to $100M: Phase 1 commits US$20M towards pre-IPO exposure to SpaceX, Anthropic, OpenAI and other Pre-IPO AI companies. Phase 2 deploys US$30M into infrastructure. Phase 3 deploys US$50M into second-order and conditional top-ups across Phase 1 and Phase 2 positions.

2027: IPO primary year, AGI Infinity Portfolio target up to $200M: Direct IPO participation. Growth in portfolio across five pillars of the exponential tech market. BTC sleeve begins balancing the 40% Rule headroom.

2028: Robotics build-out plus BTC halving, AGI Infinity Portfolio target up to $400M. AGI Infinity Portfolio adds a further US$200M across the second wave of AI and robotics IPOs.

2029 Consumer AI scale-out, AGI Infinity Portfolio target up to $600M. AGI Portfolio adds a further US$200M into the commercial inflection of humanoid robotics and the growth of consumer AI.

2030 Steady-state compounding, AGI Infinity Portfolio target up to $800M. AGI Portfolio adds US$200M into selective opportunities; the bulk is now in publicly-listed names.

The five-year deployment is funded from a blended mix: operating cash flow from the three operating pillars, at-the-market (ATM) equity financing used when accretive, alternative financing options and re-invested treasury appreciation. The mix is intentionally diversified so no single funding channel is critical to the plan.

SECTION 8

Phase 1: US$20 Million Deployment

Phase 1 of the AGI Infinity Portfolio targets deployment of US$20 million commencing initially across three Pre-IPO funds in the coming months. This section sets out the current rationale, the initial target allocation, the look-through to named portfolio companies, and the forecast mark-up across the 2026-2028 IPO window. This Section presents the current deployment plan as of the date of this White Paper. Actual deployment will depend on, among other things, fund-level premium-to-NAV at the time of subscription, fund liquidity windows, the Company’s available capital, market conditions and any further regulatory developments; actual allocations and timing may differ materially from those described.

8.1 Illustrative Allocation Summary

The allocation of the first $20 million of the AGI Infinity Portfolio is targeted to being initially deployed across three select pre-IPO funds: ARK Venture Fund[1] , Destiny Tech100[2] and Fundrise Innovation Fund[3] giving the following exposure:

Figure 7. Phase 1 look-through for illustrative purposes, showing $20M deployed across three Pre-IPO funds in the percentages shown. Named pre-IPO companies on the left; full $20M deployment on the right.

Each of the three Pre-IPO funds is SEC-registered under the Investment Company Act of 1940, publishes audited NAV, files quarterly N-Q / N-CSR disclosures with line-item holdings, and offers institutional-scale subscription windows. Three filters were applied:

Filter 1, regulatory standing: restricted to SEC-registered closed-end vehicles, excluding the unregistered SPV vehicles named in the May 2026 Anthropic / OpenAI secondary shutdown. Filter 2, look-through transparency: restricted to funds that publish line-item portfolio composition. Filter 3, named-company concentration: selected funds whose largest positions overlap with the 2026-2028 IPO calendar names.

Three funds passed all three filters at institutional scale: Ark Venture Fund, Destiny Tech100, and Fundrise Innovation Fund. Sections 8.5 to 8.7 provide details on each. Ark Venture Fund has the broadest exposure (68 underlying positions) [1]; Destiny Tech100 has the highest concentration (SpaceX, Anthropic and OpenAI exceed 37% of NAV)[2]; Fundrise Innovation Fund is the highest-conviction secondary book (weighted to Anthropic, Databricks and OpenAI via SPV co-investments).[3]

8.2 Combined Acquisition Timeline of Named Positions

These three funds have been acquiring shares in Pre-IPO companies over the last three years, when the companies were going through private funding rounds. As a result of subsequent rounds, the valuations have experienced significant mark ups.

Below is the consolidated acquisition history of named pre-IPO positions across ARK Venture Fund[1], Destiny Tech100[2] and Fundrise Innovation Fund[3] between June 2022 and March 2026. The data are derived from each fund’s Form N-Q, Form N-CSR and prospectus disclosures, cross-referenced against third-party fund-tracking services.

Date	Fund	Company	Vehicle	Entry Val.	Latest Round	Current / Target Val.	Mark-Up
Jun 2022	Destiny Tech100	SpaceX	Two SPVs	$125B	2026 H2 IPO (target)	$1.75T	14.0x
Sep-Oct 2022	Ark Venture Fund	Databricks, xAI	Common (secondary)	$31B / $44B	2025-26	$100B / SpX	2-3x
Jan 2023	Ark Venture Fund	Replit	Series B-1	$1.16B	Jul 2025 Series C	$3B	2.6x
Mar 2023	Ark Venture Fund	Anthropic	Series C-1	$4.1B	Q1 2026 reset	$183B+	45x
Jul-Nov 2023	Fundrise Innovation Fund	Databricks	Two lots	$43B	Aug 2025 Series L	$100B	2.3x
Oct 2023	Ark Venture Fund	Shield AI	Series F	$2.7B	Sep 2025 F-1	$5.3B	2.0x
Oct 2023	Fundrise Innovation Fund	Anduril	8VC ANSE SPV	$8.5B	Aug 2025 Series F	$30.5B	3.6x
Oct 2023	Ark Venture Fund	SpaceX	Common, SPV	$150B	2026 H2 IPO (target)	$1.75T	11.7x
Dec 2023	Fundrise Innovation Fund	Anthropic	Series C	$18B	Q1 2026 reset	$183B+	~10x
Dec 2023	Destiny Tech100	OpenAI	Tech100 OAI I SPV	$86B	Apr 2026 Series D	$852B	9.9x
Dec 2023	Fundrise Innovation Fund	OpenAI	Partnership SPV	$86B	Apr 2026 Series D	$852B	9.9x
Feb 2024	Ark Venture Fund	Figure AI	Series B	$2.6B	Feb 2026	$39.5B	15.2x
May 2024	Ark Venture Fund	xAI	Series B	$24B	Feb 2026 SpX acq	in SpaceX	-
Jul-Sep 2024	Ark Venture Fund	OpenAI	Profit units + PIK	$157B	Apr 2026 Series D	$852B	5.4x
Sep 2024	Fundrise Innovation Fund	OpenAI	Convertible Rights	$157B	Apr 2026 Series D	$852B	5.4x
Jan 2025	Ark Venture Fund	SpaceX	Series D	$350B	2026 H2 IPO (target)	$1.75T	5.0x
Apr 2025	Ark Venture Fund	OpenAI	Convertible	$300B	Apr 2026 Series D	$852B	2.8x
May 2025	Ark Venture Fund	Neuralink	Series E	$9B	Jun 2025 Series E	$9B	1.0x
Jul 2025	Fundrise Innovation Fund	SpaceX	Common, SPV	$400B	2026 H2 IPO (target)	$1.75T	4.4x
Jul 2025	Ark Venture Fund	Replit	Series C	$3B	Jul 2025 Series C	$3B	1.0x
Aug 2025	Fundrise Innovation Fund	Anthropic	Series F	$183B	Q1 2026 reset	$183B+	1.0x
Oct 2025	Destiny Tech100	Shield AI	Snowpoint 2.5 SPV	$5.3B	Sep 2025 F-1	$5.3B	1.0x
Dec 2025	Destiny Tech100	Databricks	Two SPVs	$100B	Aug 2025 Series L	$100B	1.0x
Dec 2025	Destiny Tech100	SpaceX	Snowpoint 2.6 SPV	$400B	2026 H2 IPO (target)	$1.75T	4.4x
Jan 2026	Destiny Tech100	Anthropic	Magnitude ANC III	$183B reset	Q1 2026	$183B+	1.0x
Mar 2026	Destiny Tech100	OpenAI	Goanna 26E SPV	$500B	Apr 2026 Series D	$852B	1.7x

Implied valuation at entry is the company valuation in the round through which the fund acquired its position; latest valuation is the most recent public mark; mark-up is the simple ratio. The table is restricted to the named positions material to the Phase 1 look-through; smaller positions are excluded for legibility.

Across the three funds, the largest historical mark-ups in the Phase 1 look-through are: Anthropic from $4.1B (March 2023) to approximately $183B (Series F, September 2025), a 45-times gain[5]; Figure AI from $2.6B (Series B, February 2024) to $39B (Series C, September 2025), a 15-times gain[6]; and SpaceX from $125B (June 2022) to a $1.75 trillion-plus IPO target, a 14-times gain[7]. These mark-ups illustrate the speed of valuation change being experienced in the underlying portfolio companies; they are historical mark-to-fair-value and are not a forecast of future returns.

Phase 1 named positions, entry valuation vs latest valuation
Anthropic
$183B (Q1 2026) 45x
$4.1B (Mar 2023)
Figure AI
$40B (Feb 2026) 15x
$2.6B (Feb 2024)
SpaceX
$1.75T (Apr 2026) 14x
$125B (Jun 2022)
OpenAI
$852B (Apr 2026) 9.9x
$86B (Dec 2023)
Anduril
$30B (Aug 2025) 3.6x
$8.5B (Oct 2023)
Databricks
$100B (Aug 2025) 3.2x
$31B (Sep 2022)
Replit
$3.0B (Jul 2025) 2.6x
$1.2B (Jan 2023)
Shield AI
$5.3B (Sep 2025) 2.0x
$2.7B (Oct 2023)
Entry valuation
Latest valuation
$1B
$10B
$100B
$1T
$10T
Implied valuation, log scale, USD billions

Figure 8. Phase 1 named positions, entry valuation (gold) vs latest valuation (orange) with mark-up multiplier labelled. Log-scale x-axis. Source: Ark Venture Fund, Destiny Tech 100, Fundrise Innovation Fund).

8.3 Phase 1 Deployment Math, $20M Split 40 / 40 / 20

Based on a Phase 1 deployment of US$20 million across the three funds on a 40 / 40 / 20 weighting, US$8 million to Ark Venture Fund, US$8 million to Destiny Tech100, and US$4 million to Fundrise Innovation Fund, the weighting reflects each fund’s premium-to-NAV at the May 2026 entry date (Section 8.1 above), favouring Ark Venture Fund (at NAV) and Destiny Tech100 (approximately 120% premium) over Fundrise Innovation Fund (~955% premium). The look-through to each named portfolio company is computed as: each fund’s most recent disclosed weighting × the dollar allocation to that fund, expressed below as a percentage of the US$20M total deployment.

Company	Ark Venture Fund %	Destiny Tech100%	Fundrise Innovation Fund %	% of $20M
SpaceX	11.5%	14.3%	1.6%	10.7%
Anthropic	2.6%	17.9%	11.5%	10.5%
OpenAI	5.2%	5.7%	12.3%	6.9%
Databricks	1.5%	2.4%	21.9%	6.0%
xAI	6.8%	-	-	2.7%
Shield AI	2.0%	4.2%	-	2.5%
Neuralink	5.8%	-	-	2.3%
Replit	3.5%	-	-	1.4%
Anduril	-	-	2.9%	0.6%
Figure AI	1.3%	-	-	0.5%
NAMED PRE-IPO	40.2%	44.5%	50.2%	43.9%

The aggregate named pre-IPO exposure totals approximately 43.9% of the US$20 million Phase 1 deployment, equivalent to a roughly US$8.78 million look-through across the ten named companies in the table. The remaining 56.1% is held in other private positions (approximately 36% of the deployment, across smaller pre-IPO names inside each fund) and public equities or cash (approximately 20%, comprising listed positions that the funds hold for liquidity and ballast).

The largest single-name look-through is SpaceX at 10.7%, followed by Anthropic at 10.5%. The next three positions, OpenAI, Databricks and xAI, together account for a further 15.6%. The remaining named positions (Shield AI, Neuralink, Replit, Anduril, Figure AI) sit between 0.5% and 2.5%, smaller absolute weights but each representing material upside given their forecast IPO ranges (Section 8.4). Look-through dollar figures above are computed at fund-NAV level and reflect dollars deployed into each fund. Because Destiny Tech100 and Destiny Tech100 trade at significant premiums to NAV (approximately +120% and +955% respectively at the Phase 1 entry mark), the underlying NAV obtained from a market-price purchase of fund shares is materially lower than the dollar cost; the look-through methodology used here is the fund-NAV approach.

We expect the final deployment may differ materially from our current deployment plan, depending on market conditions, the relative price vs NAV of these three funds in the coming months, and other opportunities that may arise that deliver a higher comparative return.

8.5 Ark Venture Fund

Ark Venture Fund was founded by ARK Investment Management LLC and launched on 1 September 2022 to extend Cathie Wood’s disruptive-innovation thesis into the pre-IPO segment that ARK’s other public-market ETFs could not access. The fund is structured as an interval fund — a 1940 Act-registered closed-end fund that periodically repurchases its own shares[1]. ARK’s published commentary emphasises three goals: (i) democratising access to pre-IPO innovation, (ii) compounding NAV through both round-by-round mark-ups and eventual IPOs, and (iii) sourcing investments that ARK’s broader public-ETF research engine has already identified as category-defining.

Ark Venture Fund: Full Acquisition Timeline on leading Pre-IPO names

Date	Company	Round / Vehicle	Entry Val.		Current / Target Val.	Mark-Up	% NAV
Sep 2022	Databricks	Common (secondary)	~$	31B	$100B	3.2x	1.5%
Oct 2022	xAI (via X)	Common		$44B	in SpX	-	5.3%
Nov 2022	Discord	Common (secondary)	~$	14.7B	$14.7B	1.0x	1.7%
Jan 2023	Replit	Series B-1		$1.16B	$3B	2.6x	1.1%
Mar 2023	Anthropic	Series C-1		$4.1B	$183B+	~45x	2.6%
Oct 2023	Shield AI	Series F		$2.7B	$5.3B	2.0x	1.0%
Oct 2023	SpaceX	Common (SPV)		$150B	$1.75T	11.7x	7.7%
Feb 2024	Figure AI	Series B		$2.6B	$39.5B	15.2x	1.3%
May 2024	xAI	Series B		$24B	in SpX	-	1.5%
Jul 2024	Tenstorrent	Series D-1/D-2		$2.6B	$2.6B	1.0x	1.8%
Jul 2024	OpenAI	Profit units (SPV)		$157B	$852B	5.4x	1.2%
Sep 2024	OpenAI	9% PIK Convertible		$157B	$852B	5.4x	1.6%
Nov 2024	Perplexity	Series D-1		$9B	$9B	1.0x	1.8%
Jan 2025	Lambda	Series D		$4B	$4B	1.0x	2.8%
Jan 2025	SpaceX	Series D		$350B	$1.75T	5.0x	3.9%
Feb 2025	Groq	Series D		$6.9B	$6.9B	1.0x	1.4%
Feb 2025	Apptronik	Series A-1		$0.5B	$0.5B	1.0x	1.9%
Apr 2025	OpenAI	Convertible (1x pref)		$300B	$852B	2.8x	2.4%
May 2025	Neuralink	Series E		$9B	$9B	1.0x	5.8%
Jul 2025	Replit	Series C		$3B	$3B	1.0x	2.4%

AUM grew from approximately US$65 million at fiscal year-end 31 July 2024 to US$207.9 million at 31 July 2025 — a 3.3-times increase year-over-year — per the most recent Form N-CSR annual filing[1]. The acquisitions in the Phase 1 look-through represent approximately 50.7% of Ark Venture Fund’s net asset value as of 31 July 2025, approximately US$105.4 million of the fund’s US$207.9 million total NAV. The remaining 49.3% of NAV (approximately US$102.5 million) is spread across an estimated 53 additional private companies; the fund held positions in approximately 68 companies in total at fiscal year-end[1]. Approximately 18% of fund NAV is held in public equities and short-term cash instruments private securities[1].

8.6 Destiny Tech100

Destiny Tech100 was founded by Sohail Prasad, whose previous venture was Forge Global, the secondary-market platform that became one of the largest marketplaces for trading shares of private technology companies. Destiny Capital is the registered investment adviser to Destiny Tech100. The fund was capitalised privately through 2021-2023, then publicly listed on the NYSE on 26 March 2024 as the first NYSE-listed registered closed-end fund offering retail investors direct exposure to a curated basket of the top private technology companies[2]. Destiny Tech100’s stated investment objective is to provide long-term capital appreciation by investing in 100 of the top private technology companies.

Destiny Tech100: Full Acquisition Timeline on leading Pre-IPO names

Date	Company	Round / Vehicle	Entry Val.	Current / Target Val.	Mark-Up	% NAV
Jun 2022	SpaceX	MWAM SPV	$125B	$1.75T	14.0x	2.8%
Jun 2022	SpaceX	Tech100 SpaceX I SPV	$125B	$1.75T	14.0x	9.6%
Dec 2023	OpenAI	Tech100 OAI I SPV	$86B	$852B	9.9x	1.0%
Sep 2025	Klarna	Class B (IPO crossover)	$14B	Public	IPO	-
Sep 2025	Kraken (Payward)	Series C	$20B	$20B	1.0x	0.6%
Oct 2025	Shield AI	Snowpoint 2.5 SPV	$5.3B	$5.3B	1.0x	4.2%
Oct 2025	Beast Industries	Series C	$5B	$5B	1.0x	2.0%
Nov 2025	OpenEvidence	SP21Z SPV	$6B	$6B	1.0x	4.5%
Dec 2025	Databricks	Gaingels II SPV	$100B	$100B	1.0x	1.0%
Dec 2025	Databricks	MCTC SPV	$100B	$100B	1.0x	1.4%
Dec 2025	SpaceX	Snowpoint 2.6 SPV	$400B	$1.75T	4.4x	2.0%
Dec 2025	Skild AI	Series C	$5B	$5B	1.0x	1.4%
Jan 2026	Chaos Industries	Series D (WH SPV)	n/d	n/d	-	2.1%
Jan 2026	Anthropic	Magnitude ANC III SPV	$183B reset	$183B+	1.0x	17.9%
Feb 2026	Astranis	Series E	$2.5B	$2.5B	1.0x	0.3%
Mar 2026	Vercel	Common (secondary)	$9.3B	$9.3B	1.0x	0.3%
Mar 2026	Tenstorrent	15% Convertible (Prive)	$2.6B	$2.6B	1.0x	1.7%
Mar 2026	OpenAI	Goanna 26E SPV	$500B	$852B	1.7x	4.7%

At fiscal year-end 31 December 2025, the fund’s net asset value per share was US$19.97, up 210% from US$6.44 at year-end 2024 and 76% from US$11.37 at the end of Q3 2025; aggregate portfolio fair value was approximately US$434 million[2]. The fund’s top three positions are Anthropic, SpaceX and OpenAI; together these three positions exceed 37% of the fund’s net assets[2]. Destiny Tech100’s strategy is to hold the position through IPO rather than distribute, which keeps the fund’s underlying exposure in place as portfolio companies list. A material portion of fund NAV is held in U.S. Treasury money-market funds and short-term cash instruments, a large cash position intended to be deployed into further pre-IPO opportunities[2].

8.7 Fundrise Innovation Fund

Fundrise Innovation Fund is sponsored and advised by Fundrise, the direct-to-consumer alternative-investment platform founded in 2010. The fund was launched in 2022 as Fundrise’s expansion of its democratising model into pre-IPO technology investing and listed on the NYSE in March 2026[3]. Its strategy is high-conviction direct primary participation in selected rounds plus secondary-market access through SPV co-investments, concentrated in late-stage AI infrastructure names.

For the fiscal year ended 31 March 2026, Fundrise Innovation Fund posted a 68.39% total return on NAV; the fund’s net asset value per share was US$18.97 at year-end and net assets totalled approximately US$679 million[3]. The fund’s largest positions by NAV weight are Databricks (approximately 21.9% across two entries), OpenAI (12.3% across two entries) and Anthropic (11.5% across two entries); together these three positions plus Anduril (approximately 2.9%) account for the majority of the fund’s private-company exposure[3]. The fund entered its OpenAI position via a partnership SPV at US$86 billion and added at US$157 billion and US$500 billion, providing a layered cost basis across multiple rounds[3]. Phase 1 Fundrise Innovation Fund allocation is US$4 million, sized smaller than the allocations to Ark Venture Fund or Destiny Tech100 to reflect the elevated entry premium-to-NAV.

Fundrise Innovation Fund: Full Acquisition Timeline on leading Pre-IPO names

Date	Company	Round / Vehicle	Entry Val.	Current / Target Val.	Mark-Up	% NAV
Sep 2022	Vanta	Series B-1	$1.6B	$1.6B	1.0x	2.3%
Jul 2023	Databricks	Common (1st lot)	$43B	$100B	2.3x	16.6%
Sep 2023	Canva	Common (secondary)	$26B	$26B	1.0x	2.2%
Sep 2023	dbt Labs	Series D	$4.2B	$4.2B	1.0x	3.4%
Oct 2023	Anduril	Series E (8VC ANSE SPV)	$8.5B	$30.5B	3.6x	2.9%
Nov 2023	Databricks	Common (2nd lot)	$43B	$100B	2.3x	5.3%
Dec 2023	Anthropic	Series C	$18B	$183B+	~10x	7.0%
Dec 2023	OpenAI	Partnership SPV	$86B	$852B	9.9x	2.9%
May 2024	Ramp	Common (secondary)	$7.65B	$32B	4.2x	0.6%
Sep 2024	OpenAI	Convertible Rights	$157B	$852B	5.4x	9.4%
Jan 2025	Ramp	Series C-1	$13B	$32B	2.5x	2.8%
Jul 2025	SpaceX	Common (SPV)	$400B	$1.75T	4.4x	1.6%
Aug 2025	Anthropic	Series F convertible	$183B	$183B+	1.0x	4.5%
Aug 2025	Epic Games	Common (secondary)	$22.5B	$22.5B	1.0x	4.4%
Oct 2025	Ramp	Series A-2	$32B	$32B	1.0x	3.1%
Oct 2025	Handshake	Series C + D	$3.5B	$3.5B	1.0x	0.8%
Nov 2025	Flock Group	Class B + C	$7.5B	$7.5B	1.0x	3.7%
Mar 2026	Erebor Bank	Founding equity	n/d	n/d	-	post-period
Apr 2026	OpenAI	$122B Series D equiv.	$852B	$852B	1.0x	post-period

Footnotes

1.	Ark Venture Fund, Form N-CSR Annual Shareholder Report for the fiscal year ended 31 July 2025 (filed October 2025), SEC EDGAR. https://www.sec.gov/Archives/edgar/data/0001905088/000121390025097285/ea0254858-01_ncsr.htm

2.	Destiny Tech100 Inc., Form N-CSR Annual Shareholder Report for the fiscal year ended 31 December 2025 (filed 10 March 2026), SEC EDGAR. https://www.sec.gov/Archives/edgar/data/0001843974/000121390026025304/ea0276106-01_ncsr.htm

3.	Fundrise Innovation Fund LLC, Form N-CSR Annual Shareholder Report for the fiscal year ended 31 March 2026, SEC EDGAR. https://www.sec.gov/Archives/edgar/data/0001867090/000143510926000093/primary-document.htm

4.	Axios, ‘Anthropic raises alarm over secondary share sales’ (Anthropic and OpenAI invalidate unauthorized secondary transfers), 13 May 2026. https://www.axios.com/2026/05/13/anthropic-alarm-secondary-shares

5.	Sacra Research, ‘Anthropic revenue, valuation and funding history’ (Series B in March 2023 at US$4.1B; Series F in September 2025 at US$183B). https://sacra.com/c/anthropic/

6.	Sacra Research, ‘Figure AI revenue, valuation and funding history’ (Series B in February 2024 at US$2.6B; Series C in September 2025 at US$39B). https://sacra.com/c/figure-ai/

7.	CNBC, ‘SpaceX confidentially files for IPO, setting stage for record offering’, 1 April 2026 (SpaceX confidential S-1 filing with the SEC targeting a US$2 trillion valuation). https://www.cnbc.com/2026/04/01/spacex-confidentially-files-for-ipo-setting-stage-for-record-offering.html

SECTION 9

Three-Phase Deployment of the First $100M

We intend to initially deploy up to US$100 million across three sequenced phases in the next twelve months. Each phase mirrors a separate smart-money thesis, $20M into pre-IPO funds and select opportunities (Phase 1), $30M into the our phase 2 physics-and-picks-and-shovels thesis (Phase 2), and $50M into our phase 3 second-order beneficiaries plus fund top-ups (Phase 3). Together the three phases give Genius Group simultaneous exposure to the highest-conviction private companies, the public-listed infrastructure that funds them, and the second-order beneficiaries of the build-out.

All targets in this section are aspirational and subject to change based on market conditions, financing availability, investment opportunities, valuation levels, regulatory considerations, due diligence outcomes, liquidity requirements and other factors. Actual deployment amounts, timing, portfolio composition and investment outcomes may differ materially from those described herein. This section is provided for illustrative purposes only and does not constitute a commitment by the Company to make any specific investment or achieve any particular allocation, return or performance objective.

Figure 9. Potential three-phase deployment of the initial $100M, for illustrative purposes. Phase 1 $20M (Months 1-2), Phase 2 $30M (Months 3-5), Phase 3 $50M (Months 6-8). Each phase is subject to change.

9.1 Phase 1, $20M into Pre-IPO Funds

In Phase 1 we plan to deploy US$20 million commencing with the initial three SEC-registered closed-end interval funds set out in Section 8, dependent upon the success of the Company’s financing plan. The thesis is direct pre-IPO ownership at the largest possible look-through to the named private companies leading the frontier-AI build-out, captured ahead of the 2026-2028 IPO window. Phase 1 alone delivers approximately 43.9% named look-through to Pre-IPO private companies (SpaceX, Anthropic, OpenAI, Databricks, Figure AI, xAI, Shield AI, Neuralink, Replit, Anduril and others) leading the AI-powered economy.

9.2 Phase 2, $30M into Infrastructure

In Phase 2 we plan to deploy US$30 million across the publicly listed infrastructure layer: power generation, compute capacity, semiconductors and hyperscalers. The thesis has two parts. First, the physical-arbitrage argument that the AI build-out is bottlenecked by electrons and physical sites rather than by silicon. Companies that already own grid contracts, gas-turbine capacity, fuel-cell technology or convertible crypto-mining sites capture the inflated unit economics of the build-out. Approximately US$18 million of Phase 2 sits in this power and convertible-compute layer.

Second, the picks-and-shovels argument that hyperscalers, foundries, custom-silicon designers and the most exposed GPU platform together capture a disproportionate share of the economic surplus as labs scale capex. Approximately US$12 million of Phase 2 sits in this foundational silicon and hyperscaler layer. By the close of Phase 2, the Portfolio has direct ownership of the publicly-traded infrastructure that the labs in Phase 1 depend on.

9.3 Phase 3, $50M into Second-Order Beneficiaries + Top-Ups

In Phase 3 we plan to deploy US$50 million across two parallel tracks: approximately US$28 million into new second-order positions and US$22 million into top-ups of existing Phase 1 and Phase 2 positions. Our second-order thesis is that as the AI build-out scales, the surplus extends beyond the labs and the infrastructure into the adjacent industries that supply the build-out: industrial robotics and humanoid mass production, the broader memory, custom-silicon and foundry rotation, and the enterprise-software layer that monetizes AI through applications.

The top-up track sizes the highest-conviction Phase 1 and Phase 2 positions to their target weights and absorbs any pull-back in fund-level premium-to-NAV that the initial Phase 1 entry windows produced. Top-ups are conditional: closed-end follow-on is only deployed if fund premiums remain inside the bands set in the Investment Policy Statement, and public-stack top-ups are only deployed if the Phase 2 names trade inside their target valuation ranges.

9.4 The Portfolio at $100M, end of Phase 3

By the close of Phase 3 in January 2027, approximately 30% sits in pre-IPO closed-end funds at NAV-or-premium pricing; approximately 67% sits in publicly listed equity across the power, compute, semiconductor, hyperscaler, robotics and second-order layers; the remaining 3% is held as reserve for post-listing follow-on. The Portfolio represents approximately 35.7% of forecast Genius Group total assets at FY2026 close, intended to remain within the 40% Rule headroom set by Section 3(a)(1)(C).

Section 10 sets out the full governance, compliance and risk-management framework that supports the three-phase deployment.

SECTION 10

Governance, Compliance and Risk Management

An ambitious treasury strategy requires an equally rigorous governance, compliance and risk-management framework. This section sets out the governance structure, the 1940 Investment Company Act compliance framework, the risk-factor disclosures, and the reporting cadence.

10.1 Governance Structure

The AGI Infinity Portfolio is governed by a three-tier structure. The Board of Directors holds plenary authority over treasury strategy, sets the overall allocation envelope, approves each phase of deployment, and receives quarterly reporting. The Chief Executive Officer holds delegated operational authority within each approved phase. The Audit Committee oversees compliance and reporting infrastructure, including the 40% Rule headroom report and the quarterly external valuation.

Tier	Body	Authority
1	Board of Directors	Approves phase envelopes, IPS, material reweightings; reviews quarterly
2	Chief Executive Officer	Executes within approved phase; sets tranche sequencing; signs documents
3	Audit Committee	Reviews 40% Rule headroom, monthly look-through, quarterly valuations

10.2 The 40% Rule Compliance Framework

Section 3(a)(1)(C) of the Investment Company Act of 1940 (the ‘40% Rule’) defines an investment company as any issuer whose investment securities exceed 40% of total assets (excluding government securities and cash items). Genius Group must operate at all times below the 40% threshold, otherwise the Company would be required to register under the 1940 Act as an investment company, a regime designed for funds, not operating companies.

The compliance framework has three layers.

1.	A weekly Friday-close headroom report computes investment-securities ratio against qualifying total assets.

2.	The operating businesses are categorized, valued and reported separately from the treasury.

3.	A pre-defined cure mechanism kicks in if the buffer compresses: pause new investment-securities purchases, accelerate operating-asset additions or Bitcoin purchases, convert AI treasury into Bitcoin or cash if necessary.

10.3 Reporting Cadence

Genius Group will report on the AGI Infinity Portfolio with a reporting architecture layered across four channels:

1.	The quarterly investor letter, published each quarter, sets out the current treasury composition, the look-through marks on each named position, deployment progress against the phase envelope, and the 40% Rule headroom test result for the period.

2.	The Annual Report on Form 20-F, filed each year with the U.S. Securities and Exchange Commission, contains the audited financial statements, the comprehensive risk-factor disclosure, the treasury valuation methodology and the full description of the governance architecture set out in Section 10.1.

3.	Form 6-K filings are made as triggered by material events, including, but not limited to, new tranche deployments above defined thresholds, governance changes, material reweightings of the Portfolio across layers, and key-personnel changes. The Form 6-K is the principal channel for between-annual-cycle disclosure of investor-material information.

The Investor Relations site hosts the most recent filings, the most recent investor letter, investor presentations, and news updates.

SECTION 11

Why Genius?

A natural question facing any investor considering investing in Genius Group for its AI Treasury is: why buy Genius Group shares rather than buy directly into one or more of the Pre-IPO funds? The answer is structural. Genius Group offers a combination of features that none of the three underlying funds can replicate.

This is the same structural argument that has made operating-company-plus-treasury vehicles trade at meaningful premiums to their net asset values over long horizons - such as SoftBank Group (which combines a telecoms and tech operating business with the $166 billion Vision Fund), Strategy Inc (which combines its software business with a $60-billion+ Bitcoin treasury) and Berkshire Hathaway (which combines its insurance operations with one of the world’s largest public-equity portfolios).

11.1 The Structural Advantages of Genius

1.	Operating company and treasury combination. Unlike Ark Venture Fund, Destiny Tech100 or Fundrise Innovation Fund which are pure investment vehicles, Genius Group is also an operating education and AI business with over 6 million users across more than 100 countries, revenue growth of 171% in Q1 2026 and gross profit growth of 228%. Shareholders receive the value of both the treasury and the operating business in a single security. This is the Berkshire / SoftBank / Strategy Inc. template applied to the AGI build-out.

2.	The education layer, unique to Genius Group. We will be integrating microcourses and AI mentors linked to our AGI Infinity Portfolio. With the growth of our AI Academy, Bitcoin Academy and Investor Academy, our intention is to transform our treasury into a content engine and tailor our AI-powered education tools for our retail-investor audience - a virtuous loop that other funds or AI treasury companies will be challenged to replicate.

3.	Multi-fund deployment flexibility. Currently, investors need to invest in multiple tickers to get the benefit they can now receive by just investing in one. Genius Group can deploy capital across multiple funds and companies simultaneously, at varying weights. This delivers a more diversified look-through to the frontier-AI names than any single fund can offer and gives management the ability to rebalance between funds based on premium-to-NAV, redemption windows and round-allocation opportunities.

4.	Singapore-domicile tax efficiency. Under Singapore’s territorial tax system, there is no capital gains tax for Singapore-incorporated companies on disposal of equity investments. Unlike U.S. based funds, Genius Group shareholders capture the structural Singapore tax advantage across the entire AGI Infinity Portfolio.

5.	Bitcoin Treasury, a second pillar. Genius Group’s Bitcoin Treasury Strategy provides a second, structurally uncorrelated reserve asset. The four-year Bitcoin halving cycle and the multi-year AI capex cycle are independent. They compound through different mechanisms and on different schedules. Genius Group is the only NYSE American-listed company combining both pillars on a single balance sheet.

6.	Jewel Bank and stablecoin integration. The Company’s strategic stake in Jewel Bank, Bermuda’s only dual-licensed digital bank with both a banking and digital-banking license, provides direct exposure to the regulated digital-banking layer (JUSD stablecoin, Jewel Settle, GEMs / Genius Education Marketplace tokens, Banking-as-a-Service). No pre-IPO fund offers regulated digital-banking exposure alongside frontier-AI exposure.

11.2 Genius Group’s Comparative Price to NAV

Genius Group’s market capitalization is currently at approximately $42 million against total assets of $137 million and net assets of $97 million for Fiscal Year 2025. As of May 26, 2026, GNS common stock is trading at a discounted multiple of 0.3x price to total assets. This compares to publicly listed AI holding companies and funds that are trading at multiples of between 2.0x and 5.0x price to total assets.

The chart below sets out the planned balance-sheet evolution from FY2025 to FY2026. Total assets are forecast to grow from US$137 million at FY2025 close to US$280 million by FY2026 close, comprising the existing US$137 million operating-business and treasury base, plus the new US$100 million AGI Infinity Portfolio (Section 7), the US$23 million Genius City Nuanu campus development, and the US$20 million strategic stake in Jewel Bank. Net asset value (NAV) is forecast to grow in lock-step from US$97 million to US$240 million across the same period. This graph and explanation has also been disclosed in our Press Release dated June 2, 2026.

Figure 10. Balance Sheet Evolution, FY2025 (Actual) to FY2026 (Proposed). The dashed red line shows current GNS market capitalization of US$42M against the FY2026 forecast NAV of US$240M, a discount of approximately 0.18x.

Not only do we believe that our AI Treasury enables our investors to be beneficiaries of the post-AGI economy, but we also believe that as our AI Treasury and Bitcoin Treasury grow, a repricing opportunity may exist for Genius Group once the value of the assets on our balance sheet are fully recognized by the market.

Glossary

A reference for the technical, regulatory and finance terms used throughout this paper. Terms are listed alphabetically; cross-references appear in parentheses.

AGI. Artificial General Intelligence, AI systems matching or exceeding human capability across the full range of cognitive tasks.

AGI Infinity Portfolio. The branded name for the Genius AI Treasury, authorised by the Board of Directors in May 2026.

Ark Venture Fund. The closed-end interval fund managed by Ark Invest; holds late-stage frontier-tech private companies.

ATM. At-The-Market offering of newly-issued common shares directly into the open market through a registered broker-dealer.

Buffett float. Operating cash flow used to fund a strategic treasury, originally applied to Berkshire Hathaway’s insurance subsidiaries.

BTC. Bitcoin, the digital monetary reserve adopted as Pillar One of the Genius Group treasury in November 2024.

Closed-end fund. A pooled investment vehicle that issues a fixed number of shares.

Destiny Tech100. The closed-end fund managed by Destiny XYZ; concentrated in late-stage AI and consumer-tech privates.

Form 20-F. The annual report filed with the SEC by foreign private issuers; the equivalent of the Form 10-K for US domestic issuers.

Fundrise Innovation Fund: the NYSE-listed (March 2026) interval fund managed by Fundrise; a diversified high-conviction late-stage AI and consumer-tech book, trades at a substantial reported premium to NAV.

40% Rule. Section 3(a)(1)(C) of the Investment Company Act of 1940, the test that determines whether an issuer must register as an investment company.

Halving cycle. The Bitcoin protocol-defined four-year reduction in block reward; the most consequential supply-shock pattern in Bitcoin price history.

IPO primary. Newly-issued shares purchased directly from the issuer in a public offering, as opposed to aftermarket purchases.

IPS. Investment Policy Statement, the Board-approved document defining the treasury’s objectives, constraints, and operating envelope.

Look-through. The pro-rata exposure to named portfolio companies held inside closed-end funds, computed at the fund-NAV level.

MSTR. Strategy (formerly MicroStrategy), the NASDAQ-listed operating company with a Bitcoin treasury of approximately 600,000 BTC.

NAV. Net Asset Value, the fund-level valuation of underlying holdings, less liabilities, per share.

Neocloud. GPU-cloud operators specialising in AI training and inference, including CoreWeave (CRWV), Nebius (NBIS), Iren (IREN), and Core Scientific (CORZ).

OOMs. Orders of magnitude, from Aschenbrenner’s Situational Awareness framework; compute and capability scale measured in factors of ten.

Pre-IPO. Late-stage private company exposure prior to a public listing; the primary asset class held in Phase 1 of the AGI Infinity Portfolio.

Premium to NAV. The market price of a closed-end fund as a percentage above its net asset value; reflects supply and demand for the fund’s wrapper.

Saylor reserve. Michael Saylor’s playbook for funding a treasury via ATM and convertible-debt issuance, originated at MicroStrategy in 2020.

Singularity. Ray Kurzweil’s term for the point at which AI capability begins to exceed human capability across all cognitive domains.

Son mission capital. Masayoshi Son’s concentrated, conviction-led approach to long-cycle technology investment; the SoftBank Vision Fund template.

Recommended Reading

This reading list assembles the primary-source documents that informed the Genius AI Treasury white paper. Sources are organised into four parts: (1) investor materials from the three pre-IPO access funds in Phase 1 of the AGI Infinity Portfolio, (2) the most influential thought-leadership on AI, AGI, robotics and the exponential-technology buildout published 2023-2026, (3) Bitcoin-treasury company precedents (Strategy Inc., Block), and (4) operating-company-plus-treasury precedents (Berkshire, SoftBank). We cannot warranty the accuracy of this information or its completeness and have no obligation to update, nor can we warrant that this list is exhaustive. Do your own research and consult your own professionals before investing in this or any other vehicle.

1. Pre-IPO Access Fund Investor Materials

Each of the three Pre-IPO Access Funds that Genius Group has commenced its AGI Infinity Fund with provide a combination of fund-level pages, SEC-filed shareholder reports, sponsor-level research and per-investment newsroom updates. The materials below provide valuable resources and data.

ARK Venture Fund

ARK Venture Fund - Official Fund Page

ARK Invest · Continuously updated

Strategy, top holdings, performance, the five-platform innovation thesis (AI, energy storage, robotics, multiomic sequencing, blockchain).

ARK Venture Fund - Q4 2025 Update (Quarterly Commentary)

ARK Invest · Q1 2026

The closest analogue to a shareholder letter that ARK publishes for the Venture Fund. Quarterly explanation of portfolio changes, valuation marks and thematic conviction.

ARK Venture Fund - Form N-CSR Annual Report (FY 31 July 2025)

SEC EDGAR / ARK Investment Management · Filed October 2025

The certified annual shareholder report containing the full Schedule of Investments, fair-value methodology, expense breakdown and independent auditor’s report.

ARK Venture Fund - Form N-CSRS Semi-Annual Report (FY 2025)

SEC EDGAR · Filed mid-2025

Mid-year shareholder report with unaudited holdings and management commentary. Useful for the cadence and depth of disclosure ARK uses between annual filings.

ARK Invest - Big Ideas 2026

ARK Invest · January 2026

ARK’s flagship 10th-annual research report. Cathie Wood’s team lays out multi-trillion-dollar TAMs for AI, robotics, multiomics, blockchains and mobility, projecting disruptive innovation could compound at ~38% annually and two-thirds of global market cap by 2030.

ARK Invest - Big Ideas 2025

ARK Invest · February 2025

Prior year’s flagship report. Still widely cited for the AI/robotics/space convergence framework and a useful comparison point against the 2026 forecasts.

ARK Funds - Investment Opportunity Report 2026

ARK Funds · 2026

The investor-facing companion to Big Ideas 2026 that translates the research into specific portfolio implications across ARK’s ETFs and Venture Fund.

ARK Disrupt - Weekly Research Newsletter Archive

ARK Invest · Ongoing weekly

ARK’s weekly research letter - the closest equivalent to a regular CIO update from Cathie Wood and her analyst team.

Destiny Tech100

Destiny Tech100 - 2025 Annual Shareholder Report

Destiny Capital · Q1 2026 (covering FY 2025)

Full-year shareholder report covering all 32 portfolio holdings. NAV of $19.97/share at 31 December 2025, up 210% year-over-year on $434M aggregate portfolio fair value.

Destiny Tech100 - 2025 Semi-Annual Shareholder Report

Destiny Capital · H2 2025

The mid-year report. Providing disclosure cadence and Destiny’s communication on private-company valuation movements.

Fundrise Innovation Fund

Fundrise Innovation Fund – (Official Fund Page)

Fundrise · Continuously updated

Official fund page for the now-NYSE-listed (March 2026) Innovation Fund. Strategy, holdings, fee structure and investor onboarding.

Fundrise Innovation Fund - 2025 Year-End Letter

Fundrise · Q1 2026 (covering FY 2025)

The most recent annual letter to Innovation Fund investors. Fundrise’s report on private-tech investing through Anthropic, Databricks, OpenAI, Canva and other top holdings.

Fundrise Innovation Fund - “And they said it couldn’t be done” (FY 2024 Letter)

Fundrise · Early 2025 (covering FY 2024)

Prior annual letter. Helpful for tracking how Fundrise evolved as the fund crossed $650M AUM and 100,000+ investors prior to the 2026 NYSE listing.

2. The Dawn of AGI: Thought Leadership

Below are the most-cited public papers and essays on the AI buildout, organized into thematic clusters.

The Founding Essays - The Frontier-Lab View

Situational Awareness: The Decade Ahead

Leopold Aschenbrenner · June 2024

The single most-cited frontier-AI essay of the 2024-2026 cycle. A 165-page tract from a former OpenAI researcher arguing AGI by 2027 is “strikingly plausible,” that an intelligence explosion will follow, and that the trillions going into GPUs, datacenters and power buildout will mobilise industrial capacity comparable to wartime. Foundational reading.

The Intelligence Age

Sam Altman · 23 September 2024

Altman’s manifesto that superintelligence is “a few thousand days” away, that deep learning “worked,” and that the path from Industrial Age to Intelligence Age is paved with “compute, energy, and human will.”

Reflections (Near-Decade Mark at OpenAI)

Sam Altman · January 2025

Altman’s near-decade reflection at OpenAI, declaring OpenAI is “confident we know how to build AGI,” signaling the pivot toward superintelligence, and forecasting AI agents joining the workforce in 2025. A bookend to “The Intelligence Age.”

Machines of Loving Grace

Dario Amodei (Anthropic) · October 2024

Anthropic CEO’s 14,000-word optimistic essay envisioning “a country of geniuses in a datacentre,” with AI compressing a century of biological research into 5-10 years. The most carefully argued positive-case essay from a frontier-lab CEO.

Planning for AGI and Beyond

Sam Altman / OpenAI · February 2023

The original OpenAI manifesto on AGI deployment principles. Short but heavily cited in subsequent literature and a foundational reference for OpenAI’s governance debates.

OpenAI’s Economic Blueprint

OpenAI · February 2025

OpenAI’s official policy framework arguing for AI infrastructure investment, a public wealth fund, automated-labor taxation and four-day work weeks. The most concrete policy-side companion to the Intelligence Age vision.

The Institutional Macro View

Generative AI Could Raise Global GDP by 7%

Goldman Sachs Research (Briggs/Kodnani) · April 2023

The canonical $7 trillion / 7% GDP / 1.5pp productivity uplift over 10 years macro estimate. The most-cited single number in the AI-economic-impact literature.

Humanoid Robot - The AI Accelerant

Goldman Sachs Research · February 2024

Goldman’s 6× upward revision of the humanoid TAM to $38B by 2035 and 1.4M unit shipments, driven by AI-enabled cost declines (~40%/yr vs the expected 15-20%). The foundational bull-case document for the humanoid-robot investment thesis.

The Economic Potential of Generative AI: The Next Productivity Frontier

McKinsey Global Institute · June 2023

The famous “$2.6-$4.4 trillion in global corporate profits annually” estimate across 63 use cases. The single most-cited piece of generative-AI economic modeling.

The Cost of Compute: A $7 Trillion Race to Scale Data Centers

McKinsey · April 2025

McKinsey’s projection that global data-centre buildout will require $6.7T by 2030, with $5.2T specifically for AI compute. The most-cited compute-buildout number after Aschenbrenner’s.

The $7 Trillion Race for AI Data Center Infrastructure (2026 update)

McKinsey · March 2026

The updated 2026 view focused on industrial supply-chain capture of the compute capex wave.

Space: The $1.8 Trillion Opportunity for Global Economic Growth

World Economic Forum / McKinsey & Company · April 2024

The definitive space-economy sizing - tripling from $630B (2023) to $1.8T by 2035 at 9% CAGR. The canonical number for SpaceX-exposure investment theses.

Humanoid Robot Market $5 Trillion by 2050

Morgan Stanley Research · April 2025

Morgan Stanley’s larger-than-Goldman estimate: $4.7T global humanoid revenue by 2050, greater than 1B units in use, with prices falling from $200K to $50K. Critical second-source bull case for humanoid robotics.

A New Space Economy on the Edge of Liftoff

Morgan Stanley · 2024

Morgan Stanley’s $1T+ space-economy projection by 2040 (from $350B today). A primary second-source figure to triangulate against the WEF/McKinsey $1.8T number.

Global Technology Report 2025: $2 Trillion Needed to Fund AI Scaling

Bain & Company · September 2025

Bain’s flagship: $500B annual capex requires $2T annual revenue by 2030, and the world is $800B short. Required reading on the AI capex funding gap.

Sizing the Prize: $15.7T Global AI Impact by 2030

PwC · 2017 (perennially referenced)

The +14% global GDP / $15.7T / $6.6T productivity + $9.1T consumer-benefit forecast that anchors most retail-AI macro pitches. Remains the most-cited single AI macro estimate.

Exploring How AI Will Impact the Economy

Bridgewater Associates (Karniol-Tambour / Moriarty) · 2024

Bridgewater’s institutional macro framework for AI productivity translation into GDP and asset prices. The most rigorous hedge-fund-published view on the topic.

From Potential to Profit: Closing the AI Impact Gap (Build for the Future 2025)

Boston Consulting Group · September 2025

BCG’s annual study showing the widening gap between AI leaders (1.5× revenue growth, 1.6× TSR) and laggards (74% unable to extract value).

Generative AI’s Act o1: The Reasoning Era Begins

Sequoia Capital · October 2024

Sequoia’s reframing after OpenAI’s o1 release - argues the reasoning era unlocks new productivity vectors.

Why AI Will Save the World

Marc Andreessen / Andreessen Horowitz · June 2023

The 7,000-word a16z manifesto arguing AI fears are moral panic and that AI will dramatically amplify human potential. Essential framing for institutional investors weighing “doomer vs boomer” arguments.

The Data Backbone

Trends - Artificial Intelligence (May 2025)

Mary Meeker / BOND Capital · 30 May 2025

Mary Meeker’s first comprehensive trends report since 2019: 340 pages on AI. ChatGPT scaling to 800M WAU in 17 months (5.5× Google’s pace); Big Tech capex up 63% YoY to $212B. The most-cited data compendium of the cycle.

2025 AI Index Report

Stanford Institute for Human-Centered AI · April 2025

The most rigorous benchmark dataset in AI: $252.3B corporate AI investment in 2024, GPT-3.5-class inference costs down 280× in two years, 30% annual hardware cost decline, 40% annual energy-efficiency improvement. The core data backbone for any white paper.

Future of Jobs Report 2025

World Economic Forum · January 2025

Surveys 1,000+ employers covering 14M workers across 55 economies. Forecasts 170M new roles created and 92M displaced (net +78M jobs) by 2030; 22% job disruption; 39% of skills changing. The single best labour-market complement to AI capex narratives.

State of AI Report 2024

Nathan Benaich / Air Street Capital · 10 October 2024

The seventh annual edition. The most comprehensive annual industry-research-safety-politics compendium. Open-access, 200 slides, widely cited by tier-1 AI investors.

Can AI Scaling Continue Through 2030?

Epoch AI · August 2024

Definitive technical analysis: 2e29 FLOP training runs likely feasible by 2030; training compute growing 4.4×/year since 2010; costs doubling every 8 months; power requirements doubling annually. The leading independent compute-scaling research.

Trends in Artificial Intelligence (Live Dataset)

Epoch AI · Continuously updated

Live dataset of frontier-model compute, parameters, dataset size and training-cost trends. The reference dataset most other compute forecasts cite.

Trends - Artificial Intelligence (a16z State of AI)

Andreessen Horowitz · 2025

a16z’s data-driven analysis of OpenRouter inference patterns showing the rise of agentic inference. Useful complement to qualitative thought-leadership essays.

The Industry Articulation

Omniverse DSX Gigawatt AI Factory Blueprint

NVIDIA · October 2025

Jensen Huang’s framework for treating power, cooling and compute as one integrated system in gigawatt-scale AI factories. Primary source for the five-layer AI stack buildout (power, compute, hyperscalers, frontier models, robotics) that the AGI Infinity Portfolio thesis references.

Demis Hassabis on AGI, AlphaFold and Humanity (TIME100)

TIME · 2025

The most accessible recent long-form articulation of DeepMind CEO Hassabis’s AGI-by-2030 forecast and his “two missing pieces” framework (world models + automated experimentation). The closest thing to a published Hassabis essay.

“You never change things

by fighting the existing reality.

To change something, build a new model

that makes the existing model obsolete”

Buckminster Fuller

Genius Group Limited

3 Temasek Avenue, #18-01 Centennial Tower, Singapore 039190

Email: investors@geniusgroup.net

Web: ir.geniusgroup.net

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